Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

CIM INCOME NAV, INC.
SUPPLEMENT NO. 8 DATED MAY 23, 2019
TO THE PROSPECTUS DATED NOVEMBER 27, 2018
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated November 27, 2018 and Supplement No. 6 dated April 16, 2019, which superseded and replaced all previous supplements to the prospectus. With the exception of the “Incorporation by reference” section in Supplement No. 6, this Supplement No. 8 supersedes and replaces all previous supplements to the prospectus. On May 10, 2019, we filed with the United States Securities and Exchange Commission (the SEC) our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 (the 10-Q). This Quarterly Report (excluding the exhibits thereto) is attached as Annex A to this Supplement No. 8. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of April 2019;
(3)	information regarding the share redemption limit;
(4)	the change of the advisor’s name and names of certain other affiliates of CCO Group, LLC;
(5)	updated suitability standards for Puerto Rico investors;
(6)	updates to information regarding the calculation of our fees;
(7)	recent real property acquisitions and debt;
(8)	updates to our risk factors;
(9)	selected financial data;
(10)	an update to our historical net asset value NAV per share information;
(11)	updates to our management;
(12)	compensation, fees, and reimbursements paid or payable to our advisor and its affiliates as of and for the three months ended March 31, 2019 and the year ended December 31, 2018;
(13)	removal of the summary of our prior performance summary and prior performance tables;
(14)	update to our distributions and share redemptions disclosure as of March 31, 2019;
(15)	update to the experts;
(16)
a revised form of our Initial Subscription Agreement, attached as Appendix B to our prospectus, and a revised form of our Additional Subscription Agreement, attached as Appendix C to our prospectus; and

(17)	our updated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, as disclosed in the Form 10-Q, attached hereto as Annex A.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount. As of May 6, 2019, we had accepted investors’ subscriptions for, and issued, approximately 43.5 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $784.9 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of April 2019 for each of our classes of common stock:

	NAV per Share
Date	D Shares	T Shares	S Shares	I Shares
April 1, 2019	$17.83	$17.51	*	$18.06
April 2, 2019	$17.82	$17.51	*	$18.06
April 3, 2019	$17.82	$17.51	*	$18.06
April 4, 2019	$17.82	$17.51	*	$18.06
April 5, 2019	$17.82	$17.51	*	$18.06
April 8, 2019	$17.82	$17.51	*	$18.06
April 9, 2019	$17.82	$17.50	*	$18.05
April 10, 2019	$17.81	$17.50	*	$18.05
April 11, 2019	$17.81	$17.50	*	$18.05
April 12, 2018	$17.81	$17.50	*	$18.05
April 15, 2019	$17.81	$17.50	*	$18.05
April 16, 2019	$17.81	$17.50	*	$18.05
April 17, 2019	$17.81	$17.50	*	$18.05
April 18, 2019	$17.81	$17.49	*	$18.04
April 22, 2019	$17.81	$17.49	*	$18.04
April 23, 2019	$17.80	$17.48	*	$18.04
April 24, 2019	$17.80	$17.48	*	$18.04
April 25, 2019	$17.80	$17.48	*	$18.04
April 26, 2019	$17.80	$17.48	*	$18.04
April 29, 2019	$17.80	$17.48	*	$18.03
April 30, 2019	$17.80	$17.48	*	$18.03

* Not available. We did not issue any S Shares as of April 30, 2019.
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding applicable upfront selling commissions and dealer manager fees charged on D Shares and T Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Please refer to “Valuation Policies” beginning on page 99 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website https://www.cimgroup.com/strategies/individual/inav#summary.
Redemption Limit
As disclosed on our website, as of March 31, 2019, our NAV was $599,130,351. As of April 1, 2019, the redemption limit for the quarter ending June 30, 2019 was 10% of our NAV as of March 31, 2019. Given that sales of our common stock have exceeded redemption requests as of May 1, 2019, the redemption limit as of May 1, 2019 has not been reduced below 10% of our NAV as of March 31, 2019. For a complete discussion of redemption limits, refer to the section of our prospectus captioned “Share Purchases and Redemptions — Redemption Limitations” beginning on page 201 of the prospectus.

2

PROSPECTUS UPDATES
Change of Advisor’s Name and Names of Certain Other Affiliates of CCO Group, LLC
Effective December 20, 2018, CIM Income Advisors, LLC changed its name to CIM Income Management, LLC (CIM Income Management). All references in the prospectus to CIM Income Advisors, LLC (CIM Income Advisors) are hereby revised to reflect the advisor’s new name.
Effective December 20, 2018, each Cole Corporate Income Advisors II, LLC (CCI II Advisors), Cole Corporate Income Advisors III, LLC (CCI III Advisors), Cole REIT Advisors IV, LLC (CR IV Advisors) and Cole REIT Advisors V, LLC (CR V Advisors), changed its name to Cole Corporate Income Management II, LLC (CCI II Management), Cole Corporate Income Management III, LLC (CCI III Management), Cole REIT Management IV, LLC (CR IV Management) and Cole REIT Management V, LLC (CR V Management), respectively. All references to each these entities in the prospectus are hereby revised to reflect its new name.
Suitability Standards
The following information should be read in conjunction with the discussion contained in the “Suitability Standards” section beginning on page i of our prospectus:

Puerto Rico:  In addition to meeting the general suitability requirements, a Puerto Rico investor’s aggregate investment in shares of our common stock, our affiliates and other non-traded real estate investment trusts cannot exceed 10.0% of that investor’s liquid net worth. For purposes of this limitation, liquid net worth is defined as that portion of an investor’s net worth (total assets exclusive of primary residence, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities.

Calculation of Upfront Selling Commissions and Dealer Manager Fees
The following information supersedes and replaces the second table in the section of our prospectus captioned “Questions and Answers About This Offering — Q: What is the difference between the classes of common stock being offered?” beginning on page 5 of the prospectus and in the section of our prospectus captioned “Prospectus Summary — D Shares, T Shares, S Shares and I Shares of Common Stock” beginning on page 16 of the prospectus.

	Upfront Selling Commissions	Dealer Manager Fees	Annual Stockholder Servicing Fees	Maximum Stockholder Servicing Fees Over Life of Investment (Length of Time)	Total (Length of Time)
Class D	$150	$—	$25	$738 (30 years)	$888 (30 years)
Class T	$300	$50	$85	$556 (7 years)	$906 (7 years)
Class S	$350	$—	$85	$556 (7 years)	$906 (7 years)
Class I	$—	$—	$—	$—	$—
The following information supersedes and replaces the first paragraph in the section of our prospectus captioned “Questions and Answers About This Offering — Q: Will I be charged upfront selling commissions or other fees?” beginning on page 9 of the prospectus and all similar discussions appearing throughout the prospectus.
Q:    Will I be charged upfront selling commissions or other fees?

A:
Our dealer manager may be entitled to receive upfront selling commissions of up to 1.50% of the transaction price, which is exclusive of such upfront selling commission (the “Offering Price”), of each D Share sold in the primary offering. Additionally, our dealer manager is entitled to receive upfront selling commissions of up to 3.00%, and dealer manager fees of 0.50%, of the Offering Price of each T Share sold in the primary offering, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.50% of the Offering Price. Our dealer manager is also entitled to receive upfront selling commissions of up to 3.50% of the Offering Price of each S Shares sold in the primary offering. Our dealer manager will reallow 100% of such selling commissions to participating broker-dealers. At our dealer manager’s discretion it may reallow a portion of the dealer manager fee received to participating broker-dealers. No upfront selling commissions or dealer manager fees are paid with respect to purchases of I Shares sold through registered investment advisors or shares of any class sold pursuant to our distribution reinvestment plan.

3

Recent Real Property Acquisitions and Debt
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 21 of the prospectus and the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 81 of the prospectus, and describes our real estate holdings as of May 6, 2019 and activity that occurred subsequent to the activity as of October 31, 2018 previously disclosed in our prospectus.
Description of Real Estate Assets
As of May 6, 2019, we, through separate wholly-owned limited liability companies and limited partnerships, owned 153 properties, acquired for an aggregate purchase price of $930.7 million, located in 35 states, consisting of six anchored shopping centers, 123 retail, 14 industrial and distribution, and 10 office properties, comprising approximately 5.9 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired five properties between November 1, 2018 and May 6, 2019. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

Property Description	Type	Number of Tenants	Tenant (1)	Rentable Square Feet	Purchase Price
Kloeckner Metals – University Park, IL	Manufacturing	1	Kloeckner Metals	105,000	$16,200,000
Jewel-Osco – Spring Grove, IL	Grocery	1	Jewel-Osco	61,794	10,641,718
Jewel-Osco – Wood Dale, IL	Grocery	1	Jewel-Osco	74,964	10,215,717
24 Hour Fitness – Orlando, FL	Fitness	1	24 Hour Fitness	38,000	10,845,000
Steinhafels – Madison, WI	Furniture	1	Steinhafels	115,040	15,392,049
				394,798	$63,294,484
________________

(1)	The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name that is party to the lease agreement.

Property Description	Date Acquired	Year Built/Renovated	Purchase Price (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Kloeckner Metals – University Park, IL	November 7, 2018	2016	$16,200,000	6.50%	7.28%	100%
Jewel-Osco – Spring Grove, IL	November 14, 2018	2007	10,641,718	6.45%	7.12%	100%
Jewel-Osco – Wood Dale, IL	November 14, 2018	1995	10,215,717	6.45%	7.12%	100%
24 Hour Fitness – Orlando, FL	February 5, 2019	2018	10,845,000	6.78%	7.53%	100%
Steinhafels – Madison, WI	May 6, 2019	2017	15,392,049	7.45%	8.57%	100%
			$63,294,484
________________

(1)	Purchase price does not include acquisition-related expenses.

(2)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the estimated cost of significant capital improvements to be incurred in the first year of ownership, if any, and exclusive of acquisition-related expenses. In general, our properties are subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancellable lease term at the property divided by the property’s purchase price, plus the estimated cost of significant capital improvements expected to be incurred over the ten-year period subsequent to the acquisition date, if any, and exclusive of acquisition related expenses. In general, we intend for our properties to be subject to long-term triple-net or double-net leases. Future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

4

The following table sets forth the principal provisions of the lease terms for the major tenants at each of the properties listed above:

Property	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)		Effective Annual Base Rent per Square Foot (3)	Lease Term (4)
Kloeckner Metals – University Park, IL	Kloeckner Metals	105,000	100%	1/10 yr.	$1,053,430	(5)	$10.03	11/7/2018	–	8/31/2037
Jewel-Osco – Spring Grove, IL	Jewel-Osco	61,794	100%	8/5 yr.	$686,391	(6)	$11.11	11/14/2018	–	10/31/2037
Jewel-Osco – Wood Dale, IL	Jewel-Osco	74,964	100%	8/5 yr.	$658,914	(6)	$8.79	11/14/2018	–	10/31/2037
24 Hour Fitness – Orlando, FL	24 Hour Fitness	38,000	100%	3/5 yr.	$735,300	(7)	$19.35	2/5/2019	–	1/31/2034
Steinhafels – Madison, WI	Steinhafels	115,040	100%	4/5 yr.	$1,146,708	(8)	$9.97	5/6/2019	–	4/30/2039
________________

(1)
Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property, or those tenants whose annual rental revenue accounts for greater than 10% of the property’s annual rental revenue. The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name of the entity that is party to the lease agreement.

(2)	Represents the number of renewal options and the term of each option.

(3)	Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any.

(4)
Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised, as of the respective purchase date. In general, these properties are subject to long term triple- or double-net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(5)	The annual base rent under the lease increases at the beginning of the sixth lease year every two years by 2.9% of the then-current annual base rent.

(6)
The annual base rent under the lease increases annually by 1.5% of the then-current annual base rent for the first five years of the lease, for the fifth through 10th lease year the annual base rent has a onetime increase of 1.5% , then increases 7.5% for the two five year periods after the 10th lease year.

(7)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.

(8)	The annual base rent under the lease increases every year by 1.45% of the then-current annual base rent.

5

The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives and Policies — Tenant Lease Expirations” on page 94 of the prospectus.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for our properties acquired as of May 6, 2019, for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for the leases that expire during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2019	1	1,600	$37,120	*
2020	4	44,085	443,187	1%
2021	5	33,385	533,455	1%
2022	7	66,487	919,274	1%
2023	13	142,353	1,715,392	3%
2024	19	287,072	4,194,866	6%
2025	9	224,632	3,309,728	5%
2026	21	730,706	6,520,618	9%
2027	20	564,565	9,224,332	13%
2028	10	262,292	4,240,509	6%
Thereafter	67	3,430,835	38,091,929	55%
	176	5,788,012	$69,230,410	100%
________________
* Represents less than 1% of the total annual base rent.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Depreciable Tax Basis” beginning on page 94 of the prospectus.
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the properties acquired since November 1, 2018 is approximately $50.9 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The depreciable basis in these properties is estimated, as of May 6, 2019, as follows:

Wholly-owned Property	Depreciable Tax Basis
Kloeckner Metals – University Park, IL	$13,024,800
Jewel-Osco – Spring Grove, IL	8,555,941
Jewel-Osco – Wood Dale, IL	8,213,436
24 Hour Fitness – Orlando, FL	8,719,380
Steinhafels – Madison, WI	12,375,207
$50,888,764
Debt
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Real Property Acquisitions — Placement of Debt on Certain Real Property Acquisitions” on page 90 of the prospectus.
Credit Facility
As of March 31, 2019, there were no amounts outstanding under the Revolving Loans, and $212.5 million outstanding under the Term Loans, all of which was subject to an interest rate swap agreement (the “Swapped Term Loans”). Based on our leverage ratio, as of  March 31, 2019, the all-in rate for the Swapped Term Loan was approximately 3.91%.

6

Net Debt Leverage Ratio
As of March 31, 2019, our ratio of debt to total gross assets net of gross intangible lease liabilities was 38.2%, and our ratio of debt to the fair market value of our gross assets was 37.5%. Fair market value is based on the estimated market value of our real estate assets as of March 31, 2019 used to determine our estimated per share NAV. Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to stockholders. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as financing and issuance costs and related accumulated amortization, less all cash and cash equivalents. As of March 31, 2019, our net debt leverage ratio, which is the ratio of net debt to total gross real estate assets net of gross intangible lease liabilities, was 38.0%. The following table provides a reconciliation of the credit facility and notes payable, net balance, as reported on our condensed consolidated balance sheet, to net debt as of March 31, 2019 (dollar amounts in thousands):

Balance as of March 31, 2019
Credit facility and notes payable, net	$348,428
Deferred costs, net (1)	2,531
Less: Cash and cash equivalents	(1,950)
Net debt	$349,009
Gross real estate assets, net (2)	$918,354
Net debt leverage ratio	38.0%
———————————

(1)	Deferred costs relate to mortgage notes payable and the term portion of the credit facility.

(2)	Net of gross intangible lease liabilities.

7

Risk Factors
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Risk Factors — Risks Related to an Investment in CIM Income NAV, Inc.” beginning on page 32 of the prospectus.
We have paid, and may continue to pay, some or all of our distributions, and fund some or all redemptions, from sources other than cash flows from operations, including borrowings, proceeds from asset sales or the sale of securities, which may reduce the amount of capital ultimately deployed in our real estate operations and may negatively impact the value of our common stock.
To the extent that cash flow from operations is insufficient to pay our distributions or fund redemptions, we may pay all or some of our distributions and fund all or some of our redemptions from borrowings by the REIT, proceeds from asset sales of the sale of our securities. We have no limits on the amounts we may use to pay distributions from sources other than cash flow from operations. The payment of distributions and redemptions from sources other than cash flows from operations may reduce the amount of proceeds available for acquisitions, negatively impact the value of our common stock and reduce the overall return. We expect that, from time to time, we may declare distributions and/or fund redemptions that exceed our cash flows from operations and in anticipation of future cash flows.
As of March 31, 2019, cumulative since inception, we have declared $87.9 million of distributions and we have paid $85.1 million, of which $44.9 million was paid in cash and $40.2 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Our net income was $12.4 million as of March 31, 2019, cumulative since inception, and our net income was $1.6 million and $5.2 million for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively. The following table presents distributions and the source of distributions for the periods indicated below (dollars in thousands):

	Three Months Ended March 31, 2019			Year Ended December 31, 2018		As of March 31, 2019, Cumulative Since Inception
	Amount		Percent	Amount	Percent	Amount	Percent
Distributions paid in cash	$4,087		51%	$14,399	51%	$44,864	53%
Distributions reinvested	3,892		49%	13,774	49%	40,235	47%
Total distributions	$7,979		100%	$28,173	100%	$85,099	100%

Source of distributions:
Net cash provided by operating activities (1)	$7,979	(2)	100%	$28,173	100%	$85,033	100%
Proceeds from issuance of common stock (3)	—		—%	—	—%	66	*
Total sources	$7,979		100%	$28,173	100%	$85,099	100%
———————————
* Represents less than 1% of the total sources of distributions.

(1)
Net cash provided by operating activities for the three months ended March 31, 2019, the year ended December 31, 2018, and as of March 31, 2019, cumulative since inception, was $7.5 million, $32.8 million and $85.0 million, respectively.

(2)	Our distributions for the three months ended March 31, 2019 were fully covered by cash flows from operating activities, including cash flows from prior periods.

(3)
Prior to the adoption of Accounting Standards Update (“ASU”) No. 2017-01 in April 2017, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses, we treated our real estate acquisition-related expenses, which are included in transaction-related expenses on the accompanying consolidated statements of operations, as funded by proceeds from the Initial Offering, including proceeds from the DRIP. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the period ended March 31, 2019, cumulative since inception, includes the amount by which real estate acquisition–related expenses have reduced net cash flows from operating activities in prior periods.

8

Selected Financial Data
The following data supersedes and replaces the section of our prospectus captioned “Selected Financial Data” on page 98 of the prospectus.
The following data should be read in conjunction with our condensed consolidated unaudited financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, which is attached as Annex A to this Supplement No. 8, and our consolidated audited financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the annual period ended December 31, 2018, which is incorporated by reference into the prospectus.
The selected financial data (in thousands, except share and per share amounts) presented below has been derived from our condensed consolidated unaudited financial statements as of and for the three months ended March 31, 2019 and our audited financial statements as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively.

	As of and for the three months ended March 31, 2019	As of and for the year ended December 31,
		2018	2017	2016	2015	2014
Balance Sheet Data:
Total real estate assets, net	$864,687	$861,423	$671,426	$436,774	$257,583	$225,505
Cash and cash equivalents	$1,950	$3,644	$2,923	$4,671	$14,840	$4,489
Total assets	$887,657	$885,857	$699,463	$453,572	$281,502	$233,162
Credit facility and notes payable, net	$348,428	$354,254	$274,830	$159,143	$117,730	$119,530
Total liabilities	$391,686	$396,865	$316,993	$185,486	$133,558	$130,578
Redeemable common stock	$59,913	$58,902	$47,024	$32,076	$17,967	$12,545
Stockholders’ equity	$435,298	$429,324	$334,674	$235,224	$129,977	$90,039
Operating Data:
Total revenues	$19,541	$70,912	$48,146	$27,311	$19,109	$13,305
Total operating expenses	$14,115	$52,230	$37,508	$23,233	$13,444	$10,503
Gain on disposition of real estate, net	$—	$1,019	$—	$—	$5,642	$—
Operating income	$5,426	$19,701	$10,638	$4,078	$5,665	$2,802
Net income (loss) attributable to the Company	$1,627	$5,158	$312	$(1,292)	$7,327	$251
Cash Flow Data:
Cash flows provided by operating activities	$7,460	$32,836	$19,311	$8,293	$8,234	$6,574
Cash flows used in investing activities	$(11,097)	$(206,856)	$(253,937)	$(187,140)	$(36,009)	$(126,605)
Cash flows provided by financing activities	$1,878	$175,546	$232,279	$169,160	$38,219	$119,070
Per Common Share Data:
Class D Common Stock:
Net income (loss) attributable to the Company	$953	$3,165	$242	$(952)	$6,025	$223
Basic and diluted weighted average number of common shares outstanding	19,043,923	17,606,217	14,374,833	9,986,524	6,506,020	5,412,144
Basic and diluted net income (loss) per common share	$0.05	$0.18	$0.02	$(0.10)	$0.93	$0.04
Distributions declared per common share	$0.24	$0.98	$0.98	$0.98	$0.98	$0.98
Class T Common Stock:
Net income (loss) attributable to the Company	$612	$1,794	$45	$(276)	$911	$19
Basic and diluted weighted average number of common shares outstanding	13,300,938	10,769,145	6,590,846	2,713,815	986,216	413,621
Basic and diluted net income (loss) per common share	$0.05	$0.17	$0.01	$(0.10)	$0.92	$0.05
Distributions declared per common share	$0.24	$0.98	$0.98	$0.98	$0.98	$0.98
Class I Common Stock:
Net income (loss) attributable to the Company	$62	$199	$25	$(64)	$391	$8
Basic and diluted weighted average number of common shares outstanding	1,132,382	1,040,969	936,555	718,206	420,662	194,160
Basic and diluted net income (loss) per common share	$0.05	$0.19	$0.03	$(0.09)	$0.93	$0.04
Distributions declared per common share	$0.24	$0.98	$0.98	$0.98	$0.98	$0.98

9

Historical NAV Per Share
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Historical NAV Per Share” beginning on page 105 of the prospectus.

The table below provides the components of our NAV, as determined by State Street, our independent fund accountant, and the computation of NAV per share for each share class as of March 31, 2019 and December 31, 2018. Our NAV per share for each share class is posted daily on our website at https://www.cimgroup.com/strategies/individual/inav. Our NAV is not prepared in accordance with GAAP. Stockholders should refer to our financial statements and accompanying footnotes which are incorporated by reference into the prospectus, for our net book value on a per share basis in accordance with GAAP, which is our stockholders’ equity divided by shares outstanding as of the date of measurement. Our NAV is calculated using a detailed set of valuation methodologies, as described under the heading “Valuation Policies” in the prospectus.(1) When the fair value of our assets and liabilities is calculated for the purposes of determining our NAV per share for each share class, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures.(2) Our NAV is not audited or reviewed by our independent registered public accounting firm.

	NAV as of
	March 31, 2019
	(unaudited)
	D Shares (3)	T Shares(3)	I Shares(3)	Consolidated
Newly Acquired Real Estate Properties (4)	$89,428,663	$63,124,319	$5,285,176	$157,838,158
Operating Real Estate Properties (5)	441,019,164	311,298,790	26,063,946	778,381,900
Total Real Estate Properties (6)	530,447,827	374,423,109	31,349,122	936,220,058
Real Estate Related Securities and Real Estate Related Assets	—	—	—
Acquisition Expenses and Deferred Financing Costs	5,591,504	3,946,831	330,454	9,868,789
Cash, Marketable Securities and Other Assets	4,859,776	3,430,333	287,210	8,577,319
Total Assets	540,899,107	381,800,273	31,966,786	954,666,166
Newly Incurred Debt (7)	—	—	—	—
Outstanding Debt (8)	196,502,579	138,703,757	11,613,175	346,819,511
Accrued Liabilities	4,938,513	3,485,910	291,863	8,716,286
Total Liabilities	201,441,092	142,189,667	11,905,038	355,535,797
NAV	$339,458,015	$239,610,606	$20,061,748	$599,130,369
Number of Shares of Common Stock Issued and Outstanding	19,043,254	13,680,435	1,110,846
NAV Per Share (9)	$17.83	$17.51	$18.06

	NAV as of
	December 31, 2018
	(unaudited)
	D Shares (3)	T Shares(3)	I Shares(3)	Consolidated
Newly Acquired Real Estate Properties (4)	$85,162,682	$56,520,971	$5,280,571	$146,964,224
Operating Real Estate Properties (5)	452,490,089	300,309,697	28,056,964	780,856,750
Total Real Estate Properties (6)	537,652,771	356,830,668	33,337,535	927,820,974
Real Estate Related Securities and Real Estate Related Assets
Acquisition Expenses and Deferred Financing Costs	6,221,414	4,129,042	385,763	10,736,219
Cash, Marketable Securities and Other Assets	5,555,560	3,687,127	344,476	9,587,163
Total Assets	549,429,745	364,646,837	34,067,774	948,144,356
Newly Incurred Debt (7)	3,476,874	2,307,540	215,586	6,000,000
Outstanding Debt (8)	199,473,274	132,386,897	12,368,480	344,228,651
Accrued Liabilities	5,158,440	3,423,565	319,853	8,901,858
Total Liabilities	208,108,588	138,118,002	12,903,919	359,130,509
NAV	$341,321,157	$226,528,835	$21,163,855	$589,013,847
Number of Shares of Common Stock Issued and Outstanding	18,942,529	12,777,322	1,159,729
NAV Per Share (9)	$18.02	$17.73	$18.25
________________

(1)
Our valuation policies, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are

10

certain factors which cause NAV to be different from net book value on a GAAP basis. For NAV purposes, our real estate properties and real estate related liabilities are valued by CBRE, our independent valuation expert, on a rolling annual basis once the asset has been held for one full calendar year and on a quarterly basis once the liability has been held for one full calendar quarter. CBRE does not prepare and is not responsible for our NAV or our daily NAV per share for each share class. For GAAP purposes, these assets and liabilities are generally recorded at depreciated or amortized cost. Other factors, including straight-lining of rent for GAAP purposes and the treatment of acquisition related expenses and organization and offering costs, will cause our GAAP net book value to be different from our NAV.

(2)
No rule or regulation mandates the manner for calculating NAV. While our NAV calculation methodologies are consistent with standard industry practices for valuing private real estate funds, they involve significant professional judgment in the application of both observable and unobservable attributes, and there is no established practice among publicly-offered REITs, listed or unlisted, for calculating NAV. As a result, our methodologies or assumptions may differ from other REITs’ methodologies or assumptions.

(3)
For presentation purposes and to demonstrate the calculation of the NAV per share for each class, the consolidated amount of each category of our assets and liabilities has been allocated to each share class based on the relative NAV of each class, as determined by State Street on March 31, 2019 and December 31, 2018. Additionally, share class specific assets and liabilities have been allocated in full to their applicable share class.

(4)
The consolidated amount represents the estimated value of our newly acquired real estate properties and capital expenditures, which are valued at cost until the investment has been held for one full calendar year following the date of acquisition, and thereafter will be valued by our independent valuation expert.

(5)
The consolidated amount represents the sum of the estimated values of each of our operating real estate properties, excluding newly acquired real estate properties which are valued at cost until the investment has been held for one full calendar year following the date of acquisition, contained in the individual property appraisal reports provided by CBRE. After a property valuation is performed by CBRE, it provides its appraisal report to us and to State Street, and State Street adds all the property values from all of the appraisal reports it has received from CBRE to arrive at the total estimated value of our operating real estate properties. CBRE does not prepare, and is not responsible for, our daily NAV per share for any share class or for calculating the total estimated value of our operating real estate properties.

(6)	The aggregate purchase price of total real estate properties was $917.8 million and $907.0 million, as of March 31, 2019 and December 31, 2018, respectively.

(7)
The consolidated amount represents the estimated value of our newly incurred real estate-related liabilities, which are valued at cost until the loan has been outstanding for one full calendar quarter following the quarter we enter into the loan, and thereafter will be valued by CBRE. This amount also includes amounts drawn on our line of credit subsequent to valuation by CBRE.

(8)
The consolidated amount represents the estimated value of our commercial real estate-related liabilities contained in the fair value analysis provided by CBRE. After a loan valuation is performed by CBRE, it provides its fair value analysis to us and State Street, which compiles the estimated value of our real estate-related liabilities. CBRE does not prepare, and is not responsible for, our daily NAV per share for any share class or for calculating the total estimated value of our debt. The March 31, 2019 loan valuations prepared by CBRE concluded the value of our loans to have a fair value which was estimated to be less than book value by $4.1 million.

(9)
See “Risk Factors” in the prospectus for the limitations and risks associated with our NAV per share for each share class, including the risk that the components of NAV and the methodologies used by us and State Street in the discharge of our or their respective responsibilities in connection with it may differ from those used by other companies now or in the future.

In the preparation of individual appraisal reports, CBRE primarily applied an income capitalization approach and relied on modeling assumptions to estimate the value of our operating real estate properties. Key assumptions, as of March 31, 2019, which vary from property to property, market to market and period to period, include capitalization rates (ranging from 5.50% to 10.50%), annual market rent growth rates (ranging from 0.00% to 3.00%) and holding periods (ranging from 9.00 to 12.00 years). Changes in these assumptions would impact the calculation of the value of our real estate assets.  For example, assuming all other factors remain unchanged, our advisor has calculated that an increase in the implied capitalization rate of 0.25% would cause the total estimated value of our operating real estate properties to decrease by $27.5 million in the aggregate as of March 31, 2019 and a reduction in the implied capitalization rate of 0.25% would cause the total estimated value of our operating real estate properties to increase by $29.6 million in the aggregate as of March 31, 2019. This is only a mathematical illustration and is not intended to qualify the values reflected above. See “Risk Factors” and “Valuation Policies” in the prospectus for a discussion on the limitations and risks associated with the utilization of judgments and assumptions in valuing our operating real estate properties.

11

The following table provides our NAV per share for each quarter following the commencement of our operations for each of our classes of common stock:

	NAV Per Share
Date	D Shares	T Shares	S Shares	I Shares
12/31/2011	$14.99	*	*	*
3/31/2012	$15.00	*	*	*
6/30/2012	$15.75	*	*	*
9/30/2012	$15.82	*	*	*
12/31/2012	$16.11	*	*	*
3/31/2013	$16.31	*	*	*
6/30/2013	$16.56	*	*	*
9/30/2013	$16.71	*	*	*
12/31/2013	$16.84	$16.83	*	$16.85
3/31/2014	$16.99	$16.97	*	$17.01
6/30/2014	$17.07	$17.04	*	$17.10
9/30/2014	$17.10	$17.05	*	$17.14
12/31/2014	$17.51	$17.45	*	$17.55
3/31/2015	$18.08	$18.07	*	$18.15
6/30/2015	$18.18	$18.16	*	$18.25
9/30/2015	$18.16	$18.12	*	$18.23
12/31/2015	$18.24	$18.17	*	$18.31
3/31/2016	$18.28	$18.19	*	$18.37
6/30/2016	$18.31	$18.21	*	$18.42
9/30/2016	$18.25	$18.13	*	$18.37
12/31/2016	$18.15	$18.01	*	$18.29
3/31/2017	$18.08	$17.91	*	$18.22
6/30/2017	$18.14	$17.95	*	$18.30
9/30/2017	$18.13	$17.92	*	$18.30
12/31/2017	$18.37	$18.15	*	$18.55
3/31/2018	$18.39	$18.16	*	$18.59
6/30/2018	$18.29	$18.04	*	$18.49
9/30/2018	$18.20	$17.93	*	$18.41
12/31/2018	$18.02	$17.73	*	$18.25
3/31/2019	$17.83	$17.51	*	$18.06
________________
* Not available. T Shares and I Shares were not available prior to August 26, 2013, and we did not issue any T Shares or I Shares as of September 30, 2013. S Shares were not available prior to November 27, 2018, and we did not issue any S Shares as of March 31, 2019.

Management
All discussions of our management and the management of our advisor set forth in the prospectus are supplemented with the following information:
On December 6, 2018, Glenn J. Rufrano, one of our directors, tendered his resignation from the board of directors, effective December 31, 2018. This resignation is not a result of any disagreements with us on any matter relating to our operations, policies or practices. To fill the vacancy created by Mr. Rufrano’s resignation, Avraham Shemesh has been appointed to serve as a director by all of the directors, including all of the independent directors, immediately upon the effectiveness of Mr. Rufrano’s resignation. Mr. Shemesh will serve as a director until our next annual meeting of stockholders and until his successor is duly elected and qualifies or until his earlier resignation or removal in accordance with our organizational documents and applicable law.

12

The following information supersedes and replaces the first and second paragraphs of the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 112 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Richard S. Ressler serves as the chairman of our board of directors, chief executive officer and president, and Nathan D. DeBacker serves as our chief financial officer and treasurer. We do not directly compensate Messrs. Ressler or DeBacker for their service as executive officers, or, in the case of Mr. Ressler and Avraham Shemesh, for their service as directors, of our company, nor do we reimburse our advisor or any affiliate of our advisor for their salaries or benefits. Jeffrey R. Smith serves as our vice president of accounting and principal accounting officer. We do not directly compensate Mr. Smith for his services as a non-executive officer of our company, nor do we reimburse our advisor or any affiliate of our advisor for his salary or benefits. We have provided below certain information about these three officers and our directors.

Name	Age*	Position(s)
Richard S. Ressler	60	Chairman of the board of directors, chief executive officer and president
Nathan D. DeBacker	39	Chief financial officer and treasurer
Jeffrey R. Smith	36	Vice president of accounting and principal accounting officer**
George N. Fugelsang	78	Independent director
Richard J. Lehmann	75	Independent director
Roger D. Snell	63	Independent director
W. Brian Kretzmer	66	Independent director
Avraham Shemesh	57	Director
____________________________________
* As of May 6, 2019.
** Non-executive officer.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 112 of the prospectus.
Avraham Shemesh is a director of our company and has served as president and treasurer of CIM Income NAV Management, LLC (“CIM Income NAV Management”) since February 2018. In addition, Mr. Shemesh serves as a director of CCPT IV and CCIT III, and currently serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCIT II	Chief executive officer, president and director	February 2018 – Present
	Chairman of the board of directors	August 2018 – Present
CCPT V	Chief executive officer and president Director	February 2018 – Present March 2018 – Present
	Chairman of the board of directors	August 2018 – Present
CCI II Management; CCI III Management; CCPT IV Management; CCPT V Management; CIM Income NAV Management; CREI Advisors; and CCO Group, LLC	President and treasurer	February 2018 – Present

Since 1994, Avraham Shemesh has served as Co-Founder and a Principal of CIM, a vertically-integrated owner and operator of real assets for its own account and on behalf of its partners and co-investors seeking to invest in urban real assets and associated credit strategies and, since February 1, 2018, the indirect parent of our sponsor, advisor, dealer manager and property manager. As Principal and Head of CIM’s Investments Group, he is actively involved in the acquisition process and provides guidance on the diverse acquisition ideas across CIM’s platforms. He serves on CIM’s Investment Committee and Asset Management Committee. Additionally, Mr. Shemesh is responsible for the day-to-day operations of CIM, including strategic initiatives, asset management and leasing and partner & co-investor relations and product management. Since March 2014, Mr. Shemesh also has served as a director of CIM Commercial Trust Corporation (NASDAQ: CMCT), a real estate investment trust that acquires, owns and operates office investments and is an affiliate of CIM. Prior to CIM, Mr. Shemesh was involved in a number of successful entrepreneurial real estate activities, including co-founding Dekel Development, which developed a wide variety of commercial and residential properties in Los Angeles. Mr. Shemesh was selected to serve as a director because of his significant experience with the real estate acquisition process and strategic planning as a result of his

13

experience with CIM, including as Co-Founder thereof, as well as his leadership roles at CIM and CIM Commercial Trust Corporation.
Compensation, Fees and Reimbursements Paid or Payable to Our Advisor and Its Affiliates as of March 31, 2019
The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Compensation” beginning on page 126 of the prospectus.
We incurred commissions, fees and expense reimbursements as shown in the table below for services provided by our advisor and its affiliates during the periods indicated (in thousands):

	Three Months Ended	Year Ended
	March 31, 2019	December 31, 2018
Upfront selling commissions	$517	$2,797
Stockholder servicing fees (1)	$702	$1,126
Dealer manager fees (1)	$93	$2,609
Organization and offering expense reimbursement	$285	$1,339
Acquisition expense reimbursement	$488	$1,722
Advisory fee	$1,892	$5,858
Operating expense reimbursement	$955	$2,652
____________________________________
(1) Amounts are calculated for the respective period in accordance with the dealer manager agreement and exclude the estimated liability for the future fees payable to CCO Capital of $13.7 million and $13.2 million as of March 31, 2019 and December 31, 2018, respectively.
All organization and offering expenses associated with the sale of our common stock (excluding selling commissions, dealer manager fees and ongoing stockholder servicing fees) are paid by our advisor or its affiliates and can be reimbursed by us up to 0.75% of the aggregate gross offering proceeds, excluding selling commissions and dealer manager fees charged on D Shares, T Shares or S Shares sold in the primary offering, as applicable. As of March 31, 2019, our advisor or its affiliates had paid organization and offering costs in excess of the 0.75% limitation in connection with our offering. These excess costs were not included in our financial statements because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from our offering. As we raise additional proceeds from our offering, these excess costs may become payable.
As of March 31, 2019 and December 31, 2018, $16.4 million and $15.6 million, respectively, was due to CIM Income NAV Management or its affiliates primarily related to the estimated liability for current and future stockholder servicing fees, the reimbursement of organization and offering expenses, and advisory fees, which were included in amounts due to affiliates on the audited condensed consolidated balance sheets.
Prior Peformance
The section of our prospectus captioned “Prior Performance Summary” beginning on page 144 of the prospectus and Appendix A to our prospectus beginning on page A-1 to the prospectus, and all references thereto in the prospectus, are hereby deleted in their entirety.

14

Distributions and Share Redemptions
The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Description of Capital Stock — Distributions” beginning on page 161 of the prospectus.
On a quarterly basis, our board of directors authorizes a daily distribution for the succeeding quarter. Our board of directors authorized the following daily distribution amounts per share for the periods indicated below:

Period Commencing	Period Ending	Daily Distribution Amount (1)
December 8, 2011	December 31, 2011	$0.002260274
January 1, 2012	September 30, 2012	$0.002254099
October 1, 2012	December 31, 2012	$0.002383836
January 1, 2013	September 30, 2013	$0.002429042
October 1, 2013	March 31, 2014	$0.002563727
April 1, 2014	September 30, 2019	$0.002678083
______________________
(1) The daily distribution amount for each class of outstanding common stock is adjusted based on the relative NAV of the various classes each day so that, from day to day, distributions constitute a uniform percentage of the NAV per share of all classes. As a result, from day to day, the per share daily distribution for each outstanding class of common stock may be higher or lower than the daily distribution amount authorized by our Board based on the relative NAV of each class of common stock on that day.
As of March 31, 2019, we had distributions payable of $2.8 million.
As of March 31, 2019, cumulative since inception, we have declared $87.9 million of distributions and we have paid $85.1 million, of which $44.9 million was paid in cash and $40.2 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Our net income was $12.4 million as of March 31, 2019, cumulative since inception, and our net income was $1.6 million and $5.2 million for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively. The following table presents distributions and the source of distributions for the periods indicated below (dollars in thousands):

	Three Months Ended March 31, 2019			Year Ended December 31, 2018		As of March 31, 2019, Cumulative Since Inception
	Amount		Percent	Amount	Percent	Amount	Percent
Distributions paid in cash	$4,087		51%	$14,399	51%	$44,864	53%
Distributions reinvested	3,892		49%	13,774	49%	40,235	47%
Total distributions	$7,979		100%	$28,173	100%	$85,099	100%

Sources of distributions:
Net cash provided by operating activities (1)	$7,979	(2)	100%	$28,173	100%	$85,033	100%
Proceeds from issuance of common stock (3)	—		—%	—	—%	66	*
Total sources	$7,979		100%	$28,173	100%	$85,099	100%
———————————
* Represents less than 1% of the total sources of distributions.

(1)
Net cash provided by operating activities for the three months ended March 31, 2019 and the year ended December 31, 2018, and as of March 31, 2019, cumulative since inception, was $7.5 million, $32.8 million and $85.0 million, respectively.

(2)	Our distributions for the three months ended March 31, 2019 were fully covered by cash flows from operating activities, including cash flows from prior periods.

(3)
Prior to the adoption of ASU No. 2017-01 in April 2017, we treated our real estate acquisition-related expenses, which are included in transaction-related expenses on the accompanying consolidated statements of operations, as funded by proceeds from the Initial Offering, including proceeds from the DRIP. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the period ended March 31, 2019, cumulative since inception, includes the amount by which real estate acquisition–related expenses have reduced net cash flows from operating activities in prior periods.

15

The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Share Purchases and Redemptions — Redemption Plan” beginning on page 200 of the prospectus.
As of March 31, 2019, cumulative since inception, we had received redemption requests for and redeemed approximately 6.9 million D Shares, 1.5 million T Shares, and 471,000 I Shares of common stock for $124.2 million, $26.4 million, and $8.7 million, respectively.
Experts
The following information supersedes and replaces the section of our prospectus captioned “Experts” on page 209 of the prospectus.
The consolidated financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from CIM Income NAV, Inc.’s (formerly, Cole Real Estate Income Strategy (Daily NAV), Inc.) Annual Report on Form 10-K for the year ended December 31, 2018, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
CBRE, Inc., formerly known as CB Richard Ellis, Inc. (CBRE), an independent valuation services firm, periodically provides individual appraisal reports in respect of each of our commercial real estate, related liabilities and notes receivable assets secured by real estate in accordance with valuation guidelines approved by our board of directors for our commercial real estate portfolio. As further described under “Valuation Policies,” our independent fund accountant uses the estimated market values provided as well as inputs from other sources in its calculation of our daily net asset value per share. CBRE will not be responsible for or prepare our daily NAV per share.
Subscription Agreements
The form of Initial Subscription Agreement contained in Appendix B of the prospectus is hereby superseded and replaced with the revised form of Initial Subscription Agreement attached to this supplement as Appendix B, and the form of Additional Subscription Agreement contained in Appendix C of the prospectus is hereby superseded and replaced with the revised form of Additional Subscription Agreement attached to this supplement as Appendix C.

16

Inclusion of Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 as Annex A
On May 10, 2019, we filed with the SEC the 10-Q, which is attached (excluding the exhibits thereto) as Annex A to this Supplement No. 8.

17

APPENDIX B

CIM INCOME NAV, INC. (INAV)
INITIAL SUBSCRIPTION AGREEMENT FOR THE PURCHASE OF COMMON STOCK	866.907.2653

A INVESTMENT (a separate Initial Subscription Agreement is required for each initial investment)
Investors should not sign this Initial Subscription Agreement for the offering unless they have received the current Prospectus.

1.
Account Type (Please consult your financial advisor and check one of the following options pertaining to the class of shares you intend to purchase. The Prospectus contains additional information regarding the share classes, including the different fees and commissions which are payable with respect to each class.)

☐ D Shares (minimum investment $2,500)
Designate Purchase Type: ☐ RIA/Fee Based ☐ Commissioned
☐ T Shares (minimum investment $2,500)
☐ S Shares (minimum investment $2,500)
☐ I Shares (minimum investment $1,000,000 other than for eligible investors described in the prospectus)
2.	This subscription is in the amount of $
☐ Initial Subscription
☐ Additional Subscription (complete all sections except for B and E or complete the separate simplified Additional Subscription Agreement)
Existing Account #
3.	Payment will be made with: ☐ Enclosed Check (Make check payable to CIM REIT) ☐ Funds wired ☐ Funds to follow
☐ ACH (Copy of voided check required)

☐ Checking ☐ Savings
Financial Institution

	Routing/Transit #	Account #

B TYPE OF REGISTRATION (please complete either section 1 or 2, but not both, and section 3, if applicable)

1.	Non-Qualified Registration		2.	Qualified Registration
	☐ Individual Ownership (one signature required)			☐ Traditional IRA
	☐ Joint Tenants with Right of Survivorship (all parties must sign)			☐ Roth IRA
	☐ Community Property (all parties must sign)			☐ Keogh Plan
	☐ Tenants-in-Common (all parties must sign)			☐ Simplified Employee Pension/Trust (S.E.P.)
	☐ Trust (trustee or grantor signatures and trust documents or Trustee Certification of Investment Power required)			☐ Pension or Profit Sharing Plan (exempt under 401(a))
☐ Non-custodial ☐ Custodial

	Name of Trust			Plan Name	Tax ID #
☐ Other (specify)
	Date of Trust	Tax ID # (if applicable)

	☐ Transfer on Death (fill out TOD Form to effect designation)		3.	Custodian or Clearing Firm/Platform Information, if applicable (send all paperwork directly to the Custodian or Clearing Firm/Platform)
☐ Uniform Gifts to Minors Act or Uniform Transfer to Minors Act (UGMA/UTMA adult custodian signature required)
State of
	Custodian for (minor’s name)			Name
☐ Corporate Ownership (authorized signature and Corporate Resolution or Corporate Resolution Form required)
	☐ S-corp ☐ C-corp (will default to S-corp if nothing is marked)			Street/PO Box
☐ Partnership Ownership (authorized signature and Partnership paperwork or Corporate Resolution Form required)
	☐ Limited Liability Company (authorized signature and LLC paperwork or Corporate Resolution Form required)			City	State Zip
☐ Taxable Pension or Profit Sharing Plan (authorized signature and Plan paperwork required)
Custodian Tax ID # (provided by Custodian)
☐ Other (specify)
Custodian or Clearing Firm/Platform Account #

Custodian Phone

C REGISTRATION INFORMATION

Investor or Trustee Name	Co-Investor or Co-Trustee Name (if applicable)

Mailing Address	Mailing Address

City State Zip	City State Zip

Phone Business Phone	Phone Business Phone

SSN or Tax ID # Date of Birth	SSN or Tax ID # Date of Birth
☐ CIM Employee or Affiliate
Street Address (if different from mailing address or mailing address is a PO Box)

City State Zip

D VOLUME DISCOUNTS (if applicable)

I am (we are) making, or previously have made, investments in the following INAV T and/or S Shares accounts. A volume discount, if any, will be applied on an investor/account – specific basis. No “householding” or aggregated purchases for related accounts is permitted. All holdings are subject to verification.

Eligible Account #	SSN or Tax ID #

E DISTRIBUTION INSTRUCTIONS (will default to Address of Record or Custodian if nothing is marked)
Complete this section to enroll in the Distribution Reinvestment Plan or to elect how you wish to receive your distributions.

☐ Reinvest pursuant to Distribution Reinvestment Plan	Note: All custodial account distributions not reinvested pursuant to the distribution reinvestment plan will be sent to the custodian.
☐ Send to Custodial Account (listed in Section B-3)
☐ Mail to Address of Record (Non-custodial accounts only)
☐ Mail to Brokerage Account or Third Party	☐ Direct Deposit (Non-custodial accounts only)
(Non-custodial accounts only)	☐ Checking ☐ Savings

Payee Name	Account #

Account #	Financial Institution

Mailing Address	Routing/Transit #

City State Zip	☐ Check if banking information is same as provided in Section A-3

By signing this agreement, I authorize INAV to deposit distributions into the account specified in Section E, and to debit that account in the amount of any distribution deposited in error. If I withdraw deposits made in error, I authorize INAV to retain future distributions until the erroneous deposits are recovered. This authorization is effective until terminated in writing by either party.

F INVESTOR(S) ACKNOWLEDGEMENTS AND SIGNATURES (Investor(s) must initial each of sections 1-6 and those sections of 7-21 as appropriate)

I (we) (or, in the case of fiduciary accounts, the person authorized to sign on my (our) behalf) hereby acknowledge and/or represent the following:
INVESTOR | CO-INVESTOR
1. I (we) have received the final Prospectus, whether over the Internet, on a CD-ROM, paper copies, or any other delivery method, relating to the shares of INAV.

2. Excluding home, home furnishings and automobiles, I (we) either: (i) have a net worth of at least $70,000 and gross income of at least $70,000; or (ii) have a net worth of at least $250,000. In the case of sales to fiduciary accounts, the specific requirements shall be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of the shares.

3. I am (we are) purchasing the shares for my (our) own account, or if I am (we are) purchasing shares on behalf of a trust or other entity of which I am (we are) trustee(s) or authorized agent(s), I (we) have due authority to execute this Subscription Agreement and do hereby legally bind the trust or other entity of which I am (we are) trustee(s) or authorized agent(s).

4. I (we) acknowledge that this investment is not guaranteed, and may lose value.

5. I (we) acknowledge that distributions are not guaranteed.

6. I (we) acknowledge that the shares are not liquid.

7. For Alabama residents: My (our) liquid net worth is at least 10 times my (our) investment in INAV and its affiliates.

8. For California residents: I (we) either: (i) have a net worth of at least $75,000 and had during the last year or estimate that I (we) will have in the current year gross income of at least $75,000; or (ii) have a net worth of at least $250,000. In addition, my (our) investment in INAV does not exceed ten percent (10%) of my (our) net worth.

9. For Idaho residents: I (we) either (i) have a gross annual income of at least $85,000 and a liquid net worth of at least $85,000, or (ii) have a liquid net worth of at least $300,000. In addition, my (our) aggregate investment in INAV does not exceed 10% of my (our) “liquid net worth” (as defined in the Prospectus for Idaho investors).

10. For Iowa residents: Excluding home, furnishings and automobiles, I (we) either (i) have a minimum net worth of $100,000 and an annual gross income of $100,000, or (ii) have a minimum net worth of $350,000. In addition, my (our) investment in INAV and other non-publicly traded real estate investment trusts does not exceed 10% of my (our) “liquid net worth” (as defined in the Prospectus for Iowa investors). An investment by an Iowa investor that is an accredited investor, as defined in 17 C.F.R. § 230.501, is not subject to this limitation.

11. For Kansas and Maine residents: I (we) acknowledge that it is recommended that I (we) should invest no more than 10% of my (our) “liquid net worth” (as defined in the Prospectus for Kansas and Maine investors) in INAV and the securities of similar direct participation programs.

12. For Kentucky residents: My (our) liquid net worth is at least 10 times my (our) maximum investment in INAV and any of its affiliates’ non-publicly traded real estate investment trusts. For these purposes, “liquid net worth” shall consist of cash, cash equivalents and readily marketable securities.

13. For Massachusetts residents: My (our) investment in INAV and other illiquid direct participation investments does not in the aggregate exceed 10% of my (our) “liquid net worth” (as defined in the Prospectus for Massachusetts investors).

14. For Missouri residents: My (our) investment in INAV does not exceed 10% of my (our) liquid net worth.

15. For Nebraska residents: My (our) aggregate investment in INAV and in the securities of other non-publicly traded real estate investment trusts does not exceed 10% of my (our) net worth (exclusive of home, home furnishings and automobiles). Accredited investors in Nebraska, as defined in 17 C.F.R. § 230.501, are not subject to this limitation.

16. For New Jersey residents: Excluding home, home furnishings and automobiles, I (we) either (i) have a minimum liquid net worth (as defined in the Prospectus for New Jersey investors) of at least $100,000 and a minimum annual gross income of not less than $85,000, or (ii) have a minimum liquid net worth of at least $350,000. In addition, my (our) investment in INAV, shares of its affiliates and other non-publicly traded direct investment programs (including REITs, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) does not exceed 10% of my (our) liquid net worth.

17. For New Mexico and Ohio residents: My (our) investment in INAV, its affiliates and other non-traded real estate investment programs does not in the aggregate exceed 10% of my (our) liquid net worth. “Liquid net worth” means that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

18. For North Dakota, Oregon and Pennsylvania residents: My (our) net worth is at least 10 times my (our) investment in INAV.

19. For Tennessee residents: My (our) investment in INAV is not more than 10% of my (our) liquid net worth (exclusive of home, home furnishings and automobiles).

20. For Texas residents: I (we) have had (excluding the value of my (our) home, home furnishings and automobiles), during the last tax year, or I (we) estimate that I (we) will have during the current tax year, (a) a minimum net worth of $100,000 and a minimum annual gross income of $100,000, or (b) a minimum net worth of $500,000.

21. For Vermont residents: If I am a (we are) non-accredited investors(s), my (our) investment in INAV does not exceed 10% of my (our) “liquid net worth” (as defined in the Prospectus for Vermont investors). If I am (we are) an accredited investor(s), as defined in 17 C.F.R.
§ 230.501, I am (we are) not subject to this investment limitation or the suitability standards provided in the Prospectus pertaining to my (our) minimum net worth or annual income.

☐ By checking here I confirm that I would like to go green and no longer receive in paper any documents that CCO Group, LLC can send to me electronically. If you are choosing to go green, please make sure you provide your email address. If you decide later that you want to receive documents in paper, you can contact Shareholder Relations at 866.907.2653. Email:                                                                                                  Alabama and Arkansas residents must sign here:

SUBSTITUTE W-9: I HEREBY CERTIFY under penalty of perjury that (i) the taxpayer identification number shown on this Initial Subscription Agreement is true, correct and complete, (ii) I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or distributions, or the Internal Revenue Service has notified me that I am no longer subject to backup withholding, and (iii) I am a U.S. person.

In no event may we accept a subscription of shares until at least five business days after the date on which the subscriber receives the final Prospectus. You will receive a confirmation of your purchase.
Notice is hereby given to each investor that by executing this agreement you are not waiving any rights you may have under the Securities Act of 1933, as amended, or any state securities laws.

Investor’s Signature Date	Custodian Signature Date

Co-Investor’s Signature Date
You should not invest in INAV unless you have read and understood this agreement and the Prospectus referred to above and understand the risks associated with an investment in INAV. In deciding to invest in INAV, you should rely only on the information contained in the Prospectus, and not on any other information or representations from any other person or source. INAV and each person selling shares of INAV common stock shall be responsible for making every reasonable effort to determine that such purchase of shares is a suitable and appropriate investment for each investor, based on the information provided by the prospective investor regarding the investor’s financial situation and investment objectives.
☐ I am a Registered Investment Advisor representative and am completing and signing this application for a fiduciary account over which I maintain discretionary authority pursuant to a legally valid investment advisory agreement, which discretionary authority includes within its scope my completion and execution of this application on behalf of the investor. THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.
☐ I am acting in a fiduciary capacity and am completing and signing this application pursuant to a power-of-attorney from the investor. I hereby certify that such power-of-attorney is legally valid and includes within its scope my completion and execution of this application on behalf of the investor. THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.

G FINANCIAL ADVISOR INFORMATION (please complete 1 or 2)
1. REGISTERED INVESTMENT ADVISOR (RIA) REPRESENTATIVE (to be completed by RIA Representative)

Name of RIA Representative	Mailing Address

Name of RIA Office	City State Zip

RIA IARD #	Phone

Name of Clearing Firm	Email Address

Name of Broker-Dealer (if applicable)	Have you changed firm affiliation (since last purchase)?
☐ Yes ☐ No

2. REGISTERED REPRESENTATIVE (to be completed by Registered Representative)

Name of Registered Representative	Phone

Name of Broker-Dealer	Email Address

Representative ID # Representative CRD #

Mailing Address
Have you changed firm affiliation (since last purchase)?
City State Zip	☐ Yes ☐ No

H FINANCIAL ADVISOR SIGNATURES

Based on the information I obtained from the investor regarding the investor’s financial situation and investment objectives, I hereby certify to CCO Capital, LLC, CCO Group, LLC and INAV that I have reasonable grounds for believing that the purchase of the shares by the investor in INAV is a suitable and appropriate investment for this investor.

Signature of Registered or RIA Representative	Signature of Broker-Dealer or Clearing Firm/Platform
(if applicable)

ONCE COMPLETE, PLEASE DELIVER THIS FORM TO: Via Fax: 1.877.616.1118	Via Regular Mail: INAV DST Systems, Inc. P.O. Box 219312 Kansas City, MO 64121-9312	Via Overnight/Express Mail: INAV DST Systems, Inc. 430 West 7th Street Kansas City, MO 64105

© 2018 CCO Group, LLC.	INAV-AGMT-P (11-18)

APPENDIX C

CIM INCOME NAV, INC. (INAV)
ADDITIONAL SUBSCRIPTION AGREEMENT FOR THE PURCHASE OF COMMON STOCK	866.907.2653
This form may be used by any current investor in CIM Income NAV, Inc. (INAV) who desires to purchase additional shares within the same share class of INAV currently owned and who purchased their shares directly from INAV. Investors who desire to purchase shares in a new share class must complete the INAV Initial Subscription Agreement. Investors who acquired shares other than through use of an Initial Subscription Agreement (e.g., through a transfer of ownership or TOD) and who wish to make additional investments must complete the INAV Initial Subscription Agreement.

A INVESTMENT (a completed Additional Subscription Agreement is required for each additional investment)

1. This subscription is in the amount of $
☐ D Shares
Designate Purchase Type: ☐ RIA/Fee Based ☐ Commissioned
☐ T Shares
☐ S Shares
☐ I Shares
2. Payment will be made with: ☐ Enclosed Check (Make check payable to CIM REIT)	☐ Funds wired	☐ Funds to follow
☐ ACH (Copy of voided check required)
	☐ Checking	☐ Savings
Financial Institution

Routing/Transit #	Account #

B REGISTRATION INFORMATION

Existing Account Registration (name of Account)	SSN or Tax ID #

Existing Account #

C VOLUME DISCOUNTS (if applicable)

☐  I am (we are) making, or previously have made, investments in the INAV T and/or S Shares accounts listed above. A volume discount, if any, will be applied on an investor/account specific basis. No “householding” or aggregated purchases for related accounts is permitted. All holdings are subject to verification.

D INVESTOR(S) ACKNOWLEDGEMENTS AND SIGNATURES (Investor(s) must initial each of sections 1-6 and those sections of 7-21 as appropriate)
I (we) (or, in the case of fiduciary accounts, the person authorized to sign on my (our) behalf) hereby acknowledge and/or represent the following:
INVESTOR | CO-INVESTOR
1. I (we) have received the final Prospectus, whether over the Internet, on a CD-ROM, paper copies, or any other delivery method, relating to the shares of INAV.

2. Excluding home, home furnishings and automobiles, I (we) either: (i) have a net worth of at least $70,000 and gross income of at least $70,000; or (ii) have a net worth of at least $250,000. In the case of sales to fiduciary accounts, the specific requirements shall be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of the shares.

3. I am (we are) purchasing the shares for my (our) own account, or if I am (we are) purchasing shares on behalf of a trust or other entity of which I am (we are) trustee(s) or authorized agent(s), I (we) have due authority to execute this Additional Subscription Agreement and do hereby legally bind the trust or other entity of which I am (we are) trustee(s) or authorized agent(s).

4. I (we) acknowledge that this investment is not guaranteed, and may lose value.

5. I (we) acknowledge that distributions are not guaranteed.

6. I (we) acknowledge that the shares are not liquid.

7. For Alabama residents: My (our) liquid net worth is at least 10 times my (our) investment in INAV and its affiliates.

8. For California residents: I (we) either: (i) have a net worth of at least $75,000 and had during the last year or estimate that I (we) will have in the current year gross income of at least $75,000; or (ii) have a net worth of at least $250,000. In addition, my (our) investment in INAV does not exceed ten percent (10%) of my (our) net worth.

9. For Idaho residents: I (we) either (i) have a gross annual income of at least $85,000 and a liquid net worth of at least $85,000, or (ii) have a liquid net worth of at least $300,000. In addition, my (our) aggregate investment in INAV does not exceed 10% of my (our) “liquid net worth” (as defined in the Prospectus for Idaho investors).

10. For Iowa residents: Excluding home, furnishings and automobiles, I (we) either (i) have a minimum net worth of $100,000 and an annual gross income of $100,000, or (ii) have a minimum net worth of $350,000. In addition, my (our) investment in INAV and other non-publicly traded real estate investment trusts does not exceed 10% of my (our) “liquid net worth” (as defined in the Prospectus for Iowa investors). An investment by an Iowa investor that is an accredited investor, as defined in 17 C.F.R. § 230.501, is not subject to this limitation.

11. For Kansas and Maine residents: I (we) acknowledge that it is recommended that I (we) should invest no more than 10% of my (our) “liquid net worth” (as defined in the Prospectus for Kansas and Maine investors) in INAV and the securities of similar direct participation programs.

12. For Kentucky residents: My (our) liquid net worth is at least 10 times my (our) maximum investment in INAV and any of its affiliates’ non-publicly traded real estate investment trusts. For these purposes, “liquid net worth” shall consist of cash, cash equivalents and readily marketable securities.

13. For Massachusetts residents: My (our) investment in INAV and other illiquid direct participation investments does not in the aggregate exceed 10% of my (our) “liquid net worth” (as defined in the Prospectus for Massachusetts investors).

14. For Missouri residents: My (our) investment in INAV does not exceed 10% of my (our) liquid net worth.

15. For Nebraska residents: My (our) aggregate investment in INAV and in the securities of other non-publicly traded real estate investment trusts does not exceed 10% of my (our) net worth (exclusive of home, home furnishings and automobiles). Accredited investors in Nebraska, as defined in 17 C.F.R. § 230.501, are not subject to this limitation.

16. For New Jersey residents: Excluding home, home furnishings and automobiles, I (we) either (i) have a minimum liquid net worth (as defined in the Prospectus for New Jersey investors) of at least $100,000 and a minimum annual gross income of not less than $85,000, or (ii) have a minimum liquid net worth of at least $350,000. In addition, my (our) investment in INAV, shares of its affiliates and other non-publicly traded direct investment programs (including REITs, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) does not exceed 10% of my (our) liquid net worth.

17. For New Mexico and Ohio residents: My (our) investment in INAV, its affiliates and other non-traded real estate investment programs does not in the aggregate exceed 10% of my (our) liquid net worth. “Liquid net worth” means that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

18. For North Dakota, Oregon and Pennsylvania residents: My (our) net worth is at least 10 times my (our) investment in INAV.

19. For Tennessee residents: My (our) investment in INAV is not more than 10% of my (our) liquid net worth (exclusive of home, home furnishings and automobiles).

20. For Texas residents: I (we) have had (excluding the value of my (our) home, home furnishings and automobiles), during the last tax year, or I (we) estimate that I (we) will have during the current tax year, (a) a minimum net worth of $100,000 and a minimum annual gross income of $100,000, or (b) a minimum net worth of $500,000.

21. For Vermont residents: If I am a (we are) non-accredited investors(s), my (our) investment in INAV does not exceed 10% of my (our) “liquid net worth” (as defined in the Prospectus for Vermont investors). If I am (we are) an accredited investor(s), as defined in 17 C.F.R.
§ 230.501, I am (we are) not subject to this investment limitation or the suitability standards provided in the Prospectus pertaining to my (our) minimum net worth or annual income.

☐ By checking here I confirm that I would like to go green and no longer receive in paper any documents that CCO Group, LLC can send to me electronically. If you are choosing to go green, please make sure you provide your email address. If you decide later that you want to receive documents in paper, you can contact Shareholder Relations at 866.907.2653. Email:                                                                             Alabama and Arkansas residents must sign here:

SUBSTITUTE W-9: I HEREBY CERTIFY under penalty of perjury that (i) the taxpayer identification number shown on this Additional Subscription Agreement is true, correct and complete, (ii) I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or distributions, or the Internal Revenue Service has notified me that I am no longer subject to backup withholding, and (iii) I am a U.S. person.

In no event may we accept a subscription of shares until at least five business days after the date on which the subscriber receives the final Prospectus. You will receive a confirmation of your purchase.
Notice is hereby given to each investor that by executing this agreement you are not waiving any rights you may have under the Securities Act of 1933, as amended, or any state securities laws.

Investor’s Signature Date	Custodian Signature Date

Co-Investor’s Signature Date
You should not invest in INAV unless you have read and understood this agreement and the Prospectus referred to above and understand the risks associated with an investment in INAV. In deciding to invest in INAV, you should rely only on the information contained in the Prospectus, and not on any other information or representations from any other person or source. INAV and each person selling shares of INAV common stock shall be responsible for making every reasonable effort to determine that such purchase of shares is a suitable and appropriate investment for each investor, based on the information provided by the prospective investor regarding the investor’s financial situation and investment objectives.
☐ I am a Registered Investment Advisor representative and am completing and signing this application for a fiduciary account over which I maintain discretionary authority pursuant to a legally valid investment advisory agreement, which discretionary authority includes within its scope my completion and execution of this application on behalf of the investor. THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.
☐ I am acting in a fiduciary capacity and am completing and signing this application pursuant to a power-of-attorney from the investor. I hereby certify that such power-of-attorney is legally valid and includes within its scope my completion and execution of this application on behalf of the investor. THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.

E FINANCIAL ADVISOR INFORMATION (please complete 1 or 2)

1) REGISTERED INVESTMENT ADVISOR (RIA) REPRESENTATIVE (to be completed by RIA Representative)

Name of RIA Representative	RIA IARD #

2) REGISTERED REPRESENTATIVE (to be completed by selling Registered Representative)

Name of Registered Representative	Representative and Branch ID #

F FINANCIAL ADVISOR SIGNATURES

Based on the information I obtained from the investor regarding the investor’s financial situation and investment objectives, I hereby certify to CCO Capital, LLC, CCO Group, LLC and INAV that I have reasonable grounds for believing that the purchase of the shares by the investor in INAV is a suitable and appropriate investment for this investor.

Signature of Registered or RIA Representative	Signature of Broker-Dealer or Clearing Firm/Platform (if applicable)

ONCE COMPLETE, PLEASE DELIVER THIS FORM TO: Via Fax: 1.877.616.1118	Via Regular Mail: INAV DST Systems, Inc. P.O. Box 219312 Kansas City, MO 64121-9312	Via Overnight/Express Mail: INAV DST Systems, Inc. 430 West 7th Street Kansas City, MO 64105

© 2019 CCO Group, LLC	INAV-AI (03-19)

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________
Form 10-Q
_________________________________________

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number 000-55187
__________________________________________
CIM INCOME NAV, INC.
(Exact name of registrant as specified in its charter)
__________________________________________

Maryland	27-3147801
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2398 East Camelback Road, 4th Floor Phoenix, Arizona 85016	(602) 778-8700
(Address of principal executive offices; zip code)	(Registrant’s telephone number, including area code)
2325 East Camelback Road, 10th Floor, Phoenix, Arizona 85016
(Former name, former address and former fiscal year, if changed since last report)
 ________________________________________________________________________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Smaller reporting company	☐	Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each exchange on which registered
None	None	None
As of May 6, 2019, there were approximately 18.8 million shares of Class D common stock, approximately 14.0 million shares of Class T common stock, no shares of Class S common stock, and approximately 1.1 million shares of Class I common stock, par value $0.01 each, of CIM Income NAV, Inc. outstanding.

CIM INCOME NAV, INC.

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements
CIM INCOME NAV, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts) (Unaudited)

	March 31, 2019	December 31, 2018
ASSETS
Real estate assets:
Land	$149,203	$146,675
Buildings and improvements	659,573	652,294
Intangible lease assets	128,364	127,209
Total real estate assets, at cost	937,140	926,178
Less: accumulated depreciation and amortization	(72,453)	(64,755)
Total real estate assets, net	864,687	861,423
Investment in marketable securities	5,723	5,466
Total real estate assets and marketable securities, net	870,410	866,889
Cash and cash equivalents	1,950	3,644
Restricted cash	741	806
Rents and tenant receivables	11,393	9,964
Derivative assets, prepaid expenses and other assets	2,215	3,404
Deferred costs, net	948	1,038
Due from affiliates	—	112
Total assets	$887,657	$885,857
LIABILITIES AND EQUITY
Credit facility and notes payable, net	$348,428	$354,254
Accrued expenses and accounts payable	4,078	3,812
Due to affiliates	16,400	15,585
Intangible lease liabilities, net	15,108	15,506
Distributions payable	2,810	2,719
Derivative liability, deferred rental income and other liabilities	4,862	4,989
Total liabilities	391,686	396,865
Commitments and contingencies
Redeemable common stock	59,913	58,902
STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized, none issued and outstanding	—	—
D Shares common stock, $0.01 par value per share; 122,500,000 shares authorized, 19,043,254 and 18,942,529 issued and outstanding as of March 31, 2019 and December 31, 2018, respectively	190	189
T Shares common stock, $0.01 par value per share; 122,500,000 shares authorized, 13,680,435 and 12,777,322 issued and outstanding as of March 31, 2019 and December 31, 2018, respectively	137	128
I Shares common stock, $0.01 par value per share; 122,500,000 shares authorized, 1,110,846 and 1,159,730 issued and outstanding as of March 31, 2019 and December 31, 2018, respectively	11	12
Capital in excess of par value	511,997	497,581
Accumulated distributions in excess of earnings	(75,594)	(69,151)
Accumulated other comprehensive (loss) income	(1,443)	565
Total stockholders’ equity	435,298	429,324
Non-controlling interests	760	766
Total equity	$436,058	$430,090
Total liabilities, redeemable common stock, and equity	$887,657	$885,857

The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM INCOME NAV, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts) (Unaudited)

	Three Months Ended March 31,
	2019	2018
Revenues:
Rental and other property income	$19,503	$15,203
Interest income on marketable securities	38	31
Total revenues	19,541	15,234
Operating expenses:
General and administrative	2,010	1,565
Property operating	1,069	554
Real estate tax	1,252	1,012
Advisory fees and expenses	1,892	1,235
Transaction-related	488	569
Depreciation and amortization	7,404	5,932
Total operating expenses	14,115	10,867
Loss on disposition of real estate, net	—	(209)
Operating income	5,426	4,158
Other expense:
Interest expense and other, net	(3,790)	(2,997)
Net income	1,636	1,161
Net income allocated to noncontrolling interest	9	9
Net income attributable to the Company	$1,627	$1,152

Class D Common Stock:
Net income attributable to the Company	$953	$724
Basic and diluted weighted average number of common shares outstanding	19,043,923	16,219,585
Basic and diluted net income per common share	$0.05	$0.04

Class T Common Stock:
Net income attributable to the Company	$612	$382
Basic and diluted weighted average number of common shares outstanding	13,300,938	9,142,565
Basic and diluted net income per common share	$0.05	$0.04

Class I Common Stock:
Net income attributable to the Company	$62	$46
Basic and diluted weighted average number of common shares outstanding	1,132,382	1,010,481
Basic and diluted net income per common share	$0.05	$0.05
The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM INCOME NAV, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands) (Unaudited)

	Three Months Ended March 31,
	2019	2018
Net income	$1,636	$1,161
Other comprehensive (loss) income
Unrealized holding gain (loss) on marketable securities	123	(92)
Reclassification adjustment for realized loss included in income as other expense	7	1
Unrealized (loss) gain on interest rate swaps	(1,920)	2,172
Amount of (gain) loss reclassified from other comprehensive (loss) income into income as interest expense and other, net	(218)	77
Total other comprehensive (loss) income	(2,008)	2,158

Comprehensive (loss) income	(372)	3,319
Comprehensive income allocated to noncontrolling interest	9	9
Comprehensive (loss) income attributable to the Company	$(381)	$3,310

The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM INCOME NAV, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share amounts) (Unaudited)

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Non- Controlling Interests	Total Equity
	Number of Shares	Par Value
Balance, January 1, 2019	32,879,581	$329	$497,581	$(69,151)	$565	$429,324	$766	$430,090
Issuance of common stock	2,132,534	22	38,500	—	—	38,522	—	38,522
Distributions declared on common stock — $0.24 per common share	—	—	—	(8,070)	—	(8,070)	—	(8,070)
Commissions, dealer manager and ongoing stockholder servicing fees	—	—	(1,788)	—	—	(1,788)	—	(1,788)
Other offering costs	—	—	(285)	—	—	(285)	—	(285)
Redemptions of common stock	(1,177,580)	(13)	(21,033)	—	—	(21,046)	—	(21,046)
Equity-based compensation	—	—	33	—	—	33	—	33
Changes in redeemable common stock	—	—	(1,011)	—	—	(1,011)	—	(1,011)
Distributions to non-controlling interests	—	—	—	—	—	—	(15)	(15)
Comprehensive loss	—	—	—	1,627	(2,008)	(381)	9	(372)
Balance as of March 31, 2019	33,834,535	$338	$511,997	$(75,594)	$(1,443)	$435,298	$760	$436,058

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Non- Controlling Interests	Total Equity
	Number of Shares	Par Value
Balance, January 1, 2018	25,695,557	$257	$378,266	$(45,506)	$1,657	$334,674	$772	$335,446
Cumulative effect of accounting changes	—	—	—	(37)	37	—	—	—
Issuance of common stock	1,929,152	20	35,466	—	—	35,486	—	35,486
Distributions declared on common stock — $0.24 per common share	—	—	—	(6,359)	—	(6,359)	—	(6,359)
Commissions, dealer manager and ongoing stockholder servicing fees	—	—	(2,436)	—	—	(2,436)	—	(2,436)
Other offering costs	—	—	(264)	—	—	(264)	—	(264)
Redemptions of common stock	(590,172)	(6)	(10,603)	—	—	(10,609)	—	(10,609)
Changes in redeemable common stock	—	—	(2,506)	—	—	(2,506)	—	(2,506)
Distributions to non-controlling interests	—	—	—	—	—	—	(12)	(12)
Comprehensive income	—	—	—	1,152	2,158	3,310	9	3,319
Balance as of March 31, 2018	27,034,537	$271	$397,923	$(50,750)	$3,852	$351,296	$769	$352,065

The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM INCOME NAV, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands) (Unaudited)

	Three Months Ended March 31,
	2019	2018
Cash flows from operating activities:
Net income	$1,636	$1,161
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, net	7,300	5,776
Straight-line rental income, net	(821)	(676)
Amortization of deferred financing costs	270	271
Amortization on marketable securities	1	3
Equity-based compensation	33	—
Loss on sale of marketable securities	7	1
Loss on disposition of real estate assets, net	—	209
Write-off of deferred financing costs	—	35
Changes in assets and liabilities:
Rents and tenant receivables	(608)	424
Prepaid expenses and other assets	(170)	54
Accrued expenses and accounts payable	275	1,057
Deferred rental income and other liabilities	(906)	235
Due from affiliates	112	94
Due to affiliates	331	(1,293)
Net cash provided by operating activities	7,460	7,351
Cash flows from investing activities:
Investment in real estate assets and capital expenditures	(10,962)	(108,471)
Investment in marketable securities	(298)	(56)
Proceeds from sale and maturities of marketable securities	163	183
Net proceeds from disposition of real estate assets	—	8,050
Payment of property escrow deposits	(150)	(4,050)
Refund of property escrow deposits	150	2,975
Net cash used in investing activities	(11,097)	(101,369)
Cash flows from financing activities:
Proceeds from issuance of common stock	34,630	32,404
Offering costs on issuance of common stock	(1,589)	(1,573)
Redemptions of common stock	(21,046)	(10,609)
Distributions to stockholders	(4,087)	(3,172)
Proceeds from credit facility	11,500	97,000
Repayments of credit facility	(17,500)	(18,500)
Deferred financing costs paid	(15)	(121)
Change in escrowed stockholder proceeds liability	—	105
Distributions to noncontrolling interests	(15)	(12)
Net cash provided by financing activities	1,878	95,522
Net (decrease) increase in cash and cash equivalents and restricted cash	(1,759)	1,504
Cash and cash equivalents and restricted cash, beginning of period	4,450	2,924
Cash and cash equivalents and restricted cash, end of period	$2,691	$4,428
Reconciliation of cash and cash equivalents and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	$1,950	$4,230
Restricted cash	741	198
Total cash and cash equivalents and restricted cash	$2,691	$4,428

The accompanying notes are an integral part of these condensed consolidated financial statements.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited)
NOTE 1 — ORGANIZATION AND BUSINESS
CIM Income NAV, Inc. (formerly known as Cole Real Estate Income Strategy (Daily NAV), Inc.) (the “Company”) is a daily priced perpetual life non-exchange traded real estate investment trust (“REIT”) formed as a Maryland corporation on July 27, 2010, that qualified as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2012.
Substantially all of the Company’s business is conducted through CIM Income NAV Operating Partnership, LP, a Delaware limited partnership (“CIM Income NAV OP”), of which the Company is the sole general partner, and owns, directly or indirectly, 100% of the partnership interests.
The Company is externally managed by CIM Income NAV Management, LLC (“CIM Income NAV Management”), an affiliate of CIM Group, LLC (“CIM”), a vertically-integrated owner and operator of real assets with multidisciplinary expertise and in-house research, acquisition, credit analysis, development, finance, leasing, and asset management capabilities headquartered in Los Angeles, California with offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; New York, New York; Chicago, Illinois; and Phoenix, Arizona. The Company has no paid employees and relies upon CIM Income NAV Management and its affiliates to provide substantially all of the Company’s day-to-day management. The Company’s advisory agreement with CIM Income NAV Management is for a one-year term and is considered for renewal on an annual basis by the Company’s board of directors (the “Board”). The current term of the advisory agreement expires on November 30, 2019.
CCO Group, LLC owns and controls CIM Income NAV Management, the Company’s advisor, and is the indirect owner of CCO Capital, LLC (“CCO Capital”), the Company’s dealer manager, and CREI Advisors, LLC (“CREI Advisors”), the Company’s property manager. CCO Group, LLC and its subsidiaries (collectively, “CCO Group”) serve as the Company’s sponsor and as a sponsor to Cole Credit Property Trust IV, Inc. (“CCPT IV”), Cole Credit Property Trust V, Inc. (“CCPT V”), Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), and Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”).
On December 6, 2011, the Company commenced its initial public offering on a “best efforts” basis of $4.0 billion in shares of common stock. On August 26, 2013, the Company designated the existing shares of the Company’s common stock that were sold prior to such date to be Wrap Class shares (“W Shares”) of common stock and registered two new classes of the Company’s common stock, Advisor Class shares (“A Shares”) and Institutional Class shares (“I Shares”). On February 10, 2017, the Company filed a registration statement (the “Continuing Offering Registration Statement”), pursuant to which the Company is offering up to $4.0 billion in shares of common stock (the “Offering”), consisting of $3.5 billion in shares in the Company’s primary offering (the “Primary Offering”) and $500.0 million in shares pursuant to a distribution reinvestment plan (the “DRIP”).
On November 27, 2018, the Company amended its charter to, among other things, change the name and designation of its W Shares to Class D Common Stock (the “D Shares”), and its A Shares to Class T Common Stock (the “T Shares”), respectively, and reclassified a portion of its common stock as Class S Common Stock (the “S Shares”), to be offered alongside its D Shares, T Shares and I Shares in its continuous public offering (the “Share Modifications”). The Company is offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount. In connection with the Share Modifications, when the Company refers to its share classes in this Quarterly Report on Form 10-Q with respect to dates prior to November 27, 2018 (the “Restructure Date”), the Company is referring to its shares under its prior share structure, and when the Company refers to its share classes with respect to dates on or after November 27, 2018, the Company is referring to its shares under its new share structure. See Note 11 — Related-Party Transactions and Agreements to the Company’s condensed consolidated financial statements for detailed information regarding the advisory and dealer manager amendments related to its share modifications. As of March 31, 2019, the Company had issued approximately 42.7 million shares of common stock in the Offering, including 2.2 million in shares issued in the DRIP, for gross offering proceeds of $770.5 million before $19.8 million in upfront selling commissions, dealer manager fees and the current portion of stockholder servicing fees, and $5.7 million in organization and offering costs.
The per share purchase price for each class of common stock varies from day-to-day and, on each business day, is equal to, for each class of common stock, the Company’s net asset value (“NAV”) for such class, divided by the number of shares of that class outstanding as of the close of business on such a day, plus, for D Shares, T Shares and S Shares sold in the Primary Offering, applicable upfront selling commissions and dealer manager fees. The Company’s NAV per share is calculated daily as of the close of business by an independent fund accountant using a process that reflects (1) estimated values of each of the Company’s commercial real estate assets, related liabilities and notes receivable secured by real estate provided periodically by the Company’s independent valuation expert in individual appraisal reports, (2) daily updates in the price of liquid assets for

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

which third party market quotes are available, (3) accruals of daily distributions, and (4) estimates of daily accruals, on a net basis, of operating revenues, expenses, debt service costs and fees. As of March 31, 2019, the NAV per share for D Shares, T Shares and I Shares was $17.83, $17.51 and $18.06, respectively. The Company’s NAV is not audited or reviewed by its independent registered public accounting firm.
The Company intends to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio primarily consisting of (1) necessity retail, office and industrial properties that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States, (2) notes receivable and other investments secured by commercial real estate, including the origination of loans, and (3) U.S. government securities, agency securities, corporate debt and other investments for which there is reasonable liquidity. As of March 31, 2019, the Company owned 153 commercial properties, including properties owned through a consolidated joint venture arrangement (the “Consolidated Joint Venture”), comprised of 5.8 million rentable square feet of commercial space located in 35 states, and which was 98.7% leased, including month-to-month agreements, if any.
As a perpetual-life, non-exchange traded REIT, the Company will be selling shares of common stock on a continuous basis and for an indefinite period of time, subject to ongoing regulatory approval of the Company’s filings for additional offerings. The Company will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of shares of common stock. The Company reserves the right to terminate the Offering at any time.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The summary of significant accounting policies presented below is designed to assist in understanding the Company’s condensed consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying condensed consolidated financial statements.
Principles of Consolidation and Basis of Presentation
The condensed consolidated financial statements of the Company have been prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission regarding interim financial reporting, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2018, and related notes thereto set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018. The condensed consolidated financial statements should also be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Quarterly Report on Form 10-Q.
The condensed consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and the Consolidated Joint Venture in which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.
The Company evaluates its relationships and investments to determine if it has variable interests. A variable interest is an investment or other interest that will absorb portions of an entity’s expected losses or receive portions of the entity’s expected residual returns. If the Company determines that it has a variable interest in an entity, it evaluates whether such interest is in a variable interest entity (“VIE”). VIEs are entities where investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or where equity investors, as a group, lack one of the following characteristics: (a) the power to direct the activities that most significantly impact the entity’s economic performance, (b) the obligation to absorb the expected losses of the entity, or (c) the right to receive the expected returns of the entity. The Company consolidates any VIEs when it is determined to be the primary beneficiary of the VIE’s operations.
For legal entities being evaluated for consolidation, the Company must first determine whether the interests that it holds and fees it receives qualify as variable interests in the entity. A variable interest is an investment or other interest that will absorb portions of an entity’s expected losses or receive portions of the entity’s expected residual returns. The Company’s evaluation includes consideration of fees paid to the Company where the Company acts as a decision maker or service provider to the entity being evaluated. If the Company determines that it holds a variable interest in an entity, it evaluates whether that entity is a VIE.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

A VIE must be consolidated by its primary beneficiary, which is generally defined as the party who has a controlling financial interest in the VIE. The Company qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE. Consideration of various factors include, but are not limited to, the Company’s ability to direct the activities that most significantly impact the entity’s economic performance and its obligation to absorb losses from or right to receive benefits of the VIE that could potentially be significant to the VIE. The Company consolidates any VIEs when the Company is determined to be the primary beneficiary of the VIE, and the difference between consolidating the VIE and accounting for it using the equity method could be material to the Company’s condensed consolidated financial statements. The Company continually evaluates the need to consolidate any VIEs based on standards set forth in GAAP as described above.
As of March 31, 2019 and December 31, 2018, the Company determined that it had a controlling interest in the Consolidated Joint Venture and therefore met the GAAP requirements for consolidation.
Reclassifications
Certain amounts in the Company’s prior period condensed consolidated financial statements have been reclassified to conform to the current period presentation.
In November 2018, the SEC finalized the Disclosure Update Simplification Project, which eliminated Rule 3-15(a)(1) reporting of Gain or Loss on Sale of Properties by REITs. To conform with Accounting Standards Codification (“ASC”) 360, Property, Plant, and Equipment and the SEC rule change, the Company has classified the loss on dispositions of real estate assets, net as operating income in the Company’s condensed consolidated statements of operations. This change resulted in a decrease in operating income of $209,000 during the three months ended March 31, 2018.
In connection with the adoption of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), as defined in “Recent Accounting Pronouncements,” during the first quarter of fiscal year 2019, the Company is now combining rental income of $13.8 million and tenant reimbursement income of $1.4 million for the three months ended March 31, 2018 into a single line item, rental and other property income, on the condensed consolidated statements of operations.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Real Estate Assets
Real estate assets are stated at cost, less accumulated depreciation and amortization. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Site improvements	15 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
Recoverability of Real Estate Assets
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors; a significant decrease in a property’s revenues due to lease terminations; vacancies; co-tenancy clauses; reduced lease rates; changes in anticipated holding periods; or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value will be determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

impairment losses were recorded during the three months ended March 31, 2019 or 2018. The Company’s assessment of impairment as of March 31, 2019 was based on the most current information available to the Company, including expected holding periods. If the Company’s expected holding periods for assets change, subsequent tests for impairment could result in impairment charges in the future. The Company cannot provide any assurance that material impairment charges with respect to the Company’s real estate assets will not occur during 2019 or in future periods.
Assets Held for Sale
When a real estate asset is identified by the Company as held for sale, the Company will cease recording depreciation and amortization of the assets related to the property and estimate its fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount is then recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of March 31, 2019 or December 31, 2018.
Disposition of Real Estate Assets
Gains and losses from dispositions are recognized once the various criteria relating to the terms of sale and any subsequent involvement by the Company with the asset sold are met. A discontinued operation includes only the disposal of a component of an entity and represents a strategic shift that has (or will have) a major effect on an entity’s financial results. The disposition of the Company’s individual properties did not qualify for discontinued operations presentation, and thus, the results of the properties that have been sold remain in operating income, and any associated gains or losses from the disposition are included in Loss on disposition of real estate, net.
Allocation of Purchase Price of Real Estate Assets
Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above- and below-market leases and the value of in-place leases and other intangibles, based in each case on their respective fair values. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.
All real estate acquisitions in the periods presented qualified as asset acquisitions, and as such, acquisition-related fees and certain acquisition-related expenses related to these asset acquisitions are now capitalized and allocated to tangible and intangible assets and liabilities, as described above. Other acquisition-related expenses, such as advisor reimbursements, continue to be expensed as incurred and are included in transaction-related expenses on the accompanying condensed consolidated statements of operations.
Investment in Marketable Securities
Investment in marketable securities consists primarily of the Company’s investment in corporate and government debt securities. The Company determines the appropriate classification for debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of March 31, 2019, the Company classified its investments as available-for-sale as the Company is not actively trading the securities; however, the Company may sell them prior to their maturity. These investments are carried at their estimated fair value with unrealized gains and losses reported in other comprehensive (loss) income.
The Company monitors its available-for-sale securities for impairments. A loss is recognized when the Company determines that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. The Company considers many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost,

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

the amount of the unrealized loss, the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, external credit ratings and recent changes in such ratings. The analysis of determining whether the impairment of a security is deemed to be other-than-temporary requires significant judgments and assumptions. The use of alternative judgments and assumptions could result in a different conclusion.
The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method and is recorded in the accompanying condensed consolidated statements of operations in interest and other expense, net. Upon the sale of a security, the realized net gain or loss is computed on the specific identification method.
Noncontrolling Interest in Consolidated Joint Venture
The Company has a controlling interest in a Consolidated Joint Venture and, therefore, met the GAAP requirements for consolidation. The Company recorded net income of $9,000 and paid distributions of $15,000 related to noncontrolling interest during the three months ended March 31, 2019. The Company recorded the noncontrolling interest of $760,000 and $766,000 as of March 31, 2019 and December 31, 2018, respectively, on the condensed consolidated balance sheets.
Restricted Cash
The Company had $741,000 and $806,000 in restricted cash as of March 31, 2019 and December 31, 2018, respectively. Included in restricted cash was $93,000 and $158,000 held by lenders in lockbox accounts as of March 31, 2019 and December 31, 2018, respectively. As part of certain debt agreements, rent from certain of the Company’s tenants is deposited directly into a lockbox account, from which funds in excess of the required minimum balance are disbursed on a weekly basis to the Company. Restricted cash also included $648,000 held in escrow for tenant improvements at a certain property in accordance with the associated lease agreement as of March 31, 2019 and December 31, 2018.
Stockholder Servicing Fees
The Company pays CCO Capital stockholder servicing fees, which are calculated on a daily basis in the amount of 1/365th of 0.25%, 0.85% and 0.85% of the per share NAV, respectively, for each class of common stock outstanding for D Shares, T Shares and S Shares. The Company does not pay a stockholder servicing fee with respect to I Shares.
The stockholder servicing fees are paid monthly in arrears. An estimated liability for future stockholder servicing fees payable to CCO Capital is recognized at the time each share is sold and included in due to affiliates in the condensed consolidated balance sheets with a corresponding decrease to capital in excess of par value. The Company recognized a liability for future fees payable to CCO Capital of $13.7 million and $13.2 million, as of March 31, 2019 and December 31, 2018, respectively.
Leases
The Company has lease agreements with lease and non-lease components. The Company has elected to not separate non-lease components from lease components for all classes of underlying assets (primarily real estate assets) and will account for the combined component as rental and other property income. Non-lease components included in rental and other property income include certain tenant reimbursements for maintenance services (including common-area maintenance services or “CAM”), real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. As a lessor, the Company has further determined that this policy will be effective only on a lease that has been classified as an operating lease and the revenue recognition pattern and timing is the same for both types of components. Therefore, Accounting Standards Codification Topic 842, Leases (“ASC 842”), will be applied to these lease contracts for both types of components. The Company does not have material leases where it is the lessee.
Significant judgments and assumptions are inherent in not only determining if a contract contains a lease but also the lease classification, terms, payments, and, if needed, discount rates. Judgments include the nature of any options with the determination if they will be exercised, evaluation of implicit discount rates and the assessment and consideration of “fixed” payments for straight-line rent revenue calculations.
Lease costs represent the initial direct costs incurred in origination, negotiation and processing of a lease agreement. Such costs include outside broker commissions and other independent third-party costs and are amortized over the life of the lease on a straight-line basis. Costs related to salaries and benefits, supervision, administration, unsuccessful origination efforts and

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

other activities not directly related to completed lease agreements are expensed as incurred. Leasing commissions subsequent to successful lease execution are capitalized.
Revenue Recognition
Rental and other property income is primarily derived from fixed contractual payments from operating leases and, therefore, is generally recognized on a straight-line basis over the term of the lease, which typically begins the date the tenant takes control of the space. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. Variable rental and other property income consists primarily of tenant reimbursements for recoverable real estate taxes and operating expenses which are included in rental and other property income in the period when such costs are incurred, with offsetting expenses in real estate taxes and property operating expenses, respectively, within the condensed consolidated statements of operations. The Company defers the recognition of variable rental and other property income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.
The Company continually reviews lease-related receivables, including any straight-line rent, and current and future operating expense reimbursements from tenants, and determines their collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Upon the determination that the collectability of a receivable is not probable, the Company will record a reduction to rental and other property income for amounts previously recorded and a decrease in the outstanding receivable. Revenue from leases where collection is deemed to be less than probable is recorded on a cash basis until collectability becomes probable. Management’s estimate of the collectability of lease-related receivables is based on the best information available to management at the time of evaluation.
Earnings and Distributions Per Share
The Company has four classes of common stock with nonforfeitable dividend rights that are determined based on a different NAV for each class. Accordingly, the Company utilizes the two-class method to determine its earnings per share, which can result in different earnings per share for each of the classes. Under the two-class method, earnings per share of each class of common stock are computed by dividing the sum of the distributed earnings to common stockholders and undistributed earnings allocated to common stockholders by the weighted average number of shares for each class of common stock for the respective period. Diluted income per share, when applicable, considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the three months ended March 31, 2019 or 2018. Distributions per share are calculated based on the authorized daily distribution rate.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by various standard setting bodies that may have an impact on the Company’s accounting and reporting. Except as otherwise stated below, the Company is currently evaluating the effect that certain new accounting requirements may have on the Company’s accounting and related reporting and disclosures in the Company’s condensed consolidated financial statements.
In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The Company used the optional alternative transition method upon adoption of the new standard on January 1, 2019 and used the effective date as the date of initial application. Consequently, financial information was not updated and the disclosures required under the new standard are not provided for dates and periods before January 1, 2019. The Company elected the “package of practical expedients,” which permits the Company to not reassess under the new standard prior conclusions about lease identification, lease classification and initial direct costs. The adoption of ASU 2016-02 has not had a material impact on the accounting treatment and disclosure of the Company’s net leases, which are the primary source of the Company’s revenues.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) (“ASU 2016-13”), which was subsequently amended by ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses (“ASU 2018-19”), in November 2018. ASU 2016-13 is intended to improve financial reporting requiring more timely recognition of credit losses on loans and other financial instruments that are not accounted for at fair value through net income, including loans held for investment, held-to-maturity debt securities, net investment in leases and other such commitments. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 require the Company to measure all expected credit losses based upon historical experience, current conditions, and

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

reasonable and supportable forecasts that affect the collectability of the financial assets and eliminates the “incurred loss” methodology under current GAAP. ASU 2018-19 clarified that receivables arising from operating leases are not within the scope of Topic 326. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. ASU 2016-13 and ASU 2018-19 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently evaluating the impact this amendment will have on its condensed consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This ASU amends and removes several disclosure requirements including the valuation processes for Level 3 fair value measurements. ASU 2018-13 also modifies some disclosure requirements and requires additional disclosures for changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and requires the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The provisions of ASU 2018-13 are effective January 1, 2020 using a prospective transition method for amendments effecting changes in unrealized gains and losses, significant unobservable inputs used to develop Level 3 fair value measurements and narrative description on uncertainty of measurements. The remaining provisions of the ASU are to be applied retrospectively, and early adoption is permitted. The Company is evaluating the impact of this ASU's adoption, and does not believe this ASU will have a material impact on its condensed consolidated financial statements.
In October 2018, the FASB issued ASU No. 2018-16, Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes (“ASU 2018-16”). The amendments in this ASU permit the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes. The SOFR is a volume-weighted median interest rate that is calculated daily based on overnight transactions from the prior day’s activity in specified segments of the U.S. Treasury repo market. It has been selected as the preferred replacement for the U.S. dollar London Interbank Offered Rate (“LIBOR”), which will be phased out by the end of 2021. ASU 2018-16 is effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2018-16 is required to be adopted on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after the date of adoption. The Company currently uses LIBOR as its benchmark interest rate in the Company’s interest rate swaps associated with the Company’s LIBOR-based variable rate borrowings. The Company has not entered into any new or redesignated hedging relationships on or after the date of adoption of ASU 2018-16; as such, the Company is currently evaluating the potential effect this new benchmark interest rate option will have on its condensed consolidated financial statements.
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The guidance changes the guidance for determining whether a decision-making fee is a variable interest. Under the new ASU, indirect interests held through related parties under common control will now be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. Such indirect interests were previously treated the same as direct interests. This ASU is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company is currently assessing the impact that adopting this new standard will have on its condensed consolidated financial statements and footnote disclosures.
NOTE 3 — FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3 — Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
Credit facility and notes payable — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. Current and prior period liabilities’ carrying and fair values exclude net deferred financing costs. These financial instruments are valued using Level 2 inputs. As of March 31, 2019, the estimated fair value of the Company’s debt was $346.8 million, compared to a carrying value of $351.0 million. As of December 31, 2018, the estimated fair value of the Company’s debt was $350.2 million, compared to a carrying value of $356.9 million.
Marketable securities — The Company’s marketable securities are carried at fair value and are valued using Level 1 inputs. The estimated fair value of the Company’s marketable securities are based on quoted market prices that are readily and regularly available in an active market.
Derivative instruments — The Company’s derivative instruments are comprised of interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the respective counterparties.
Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. However, as of March 31, 2019 and December 31, 2018, the Company has assessed the overall significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.
Other financial instruments — The Company considers the carrying values of its cash and cash equivalents, restricted cash, tenant receivables, accrued expenses and accounts payable, other liabilities, due to affiliates and distributions payable to approximate their fair values because of the short period of time between their origination and their expected realization as well as their highly-liquid nature. Due to the short-term maturities of these instruments, Level 1 inputs are utilized to estimate the fair value of these financial instruments.
Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, upon disposition of the financial assets and liabilities. As of March 31, 2019 and December 31, 2018, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.
Items Measured at Fair Value on a Recurring Basis
In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of March 31, 2019 and December 31, 2018 (in thousands):

	Balance as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	March 31, 2019	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Interest rate swaps	$1,497	$—	$1,497	$—
Marketable securities	5,723	5,723	—	—
Total financial assets	$7,220	$5,723	$1,497	$—
Financial liability:
Interest rate swap	$(2,978)	$—	$(2,978)	$—

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

	Balance as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	December 31, 2018	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Interest rate swaps	$2,856	$—	$2,856	$—
Marketable securities	5,466	5,466	—	—
Total financial assets	$8,322	$5,466	$2,856	$—
Financial liability:
Interest rate swap	$(2,199)	$—	$(2,199)	$—
NOTE 4 — REAL ESTATE ASSETS
2019 Property Acquisition
During the three months ended March 31, 2019, the Company acquired a 100% interest in one commercial property for an aggregate purchase price of $11.0 million (the “2019 Asset Acquisition”), which includes $109,000 of acquisition-related expenses that were capitalized. The Company funded the 2019 Asset Acquisition with net proceeds from the Offering and available borrowings.
The following table summarizes the purchase price allocation for the 2019 Asset Acquisition purchased during the three months ended March 31, 2019 (in thousands):

2019 Asset Acquisition
Land	$2,528
Building and improvements	7,272
Acquired in-place leases and other intangibles (1)	1,153
Total purchase price	$10,953
______________________

(1)	The weighted average amortization period for acquired in-place leases and other intangibles was 15.0 years.
2018 Property Acquisitions
During the three months ended March 31, 2018, the Company acquired a 100% interest in six commercial properties for an aggregate purchase price of $108.2 million (the “2018 Asset Acquisitions”), which included $695,000 of acquisition-related expenses that were capitalized.
The following table summarizes the purchase price allocation for the 2018 Asset Acquisitions purchased during the three months ended March 31, 2018 (in thousands):

2018 Asset Acquisitions
Land	$12,458
Building and improvements	80,703
Acquired in-place leases and other intangibles (1)	12,741
Acquired above-market leases (2)	2,558
Intangible lease liabilities (3)	(233)
Total purchase price	$108,227
______________________

(1)	The weighted average amortization period for acquired in-place leases and other intangibles was 12.3 years.

(2)	The weighted average amortization period for acquired above-market leases was 9.7 years.

(3)	The weighted average amortization period for acquired intangible lease liabilities was 14.0 years.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

2018 Property Disposition
During the three months ended March 31, 2018, the Company disposed of one multi-tenant property (not including the land, where the Company was the lessor to the ground lease), for an aggregate gross sales price of $8.1 million, resulting in proceeds of $7.8 million after closing costs and a loss of $209,000. No disposition fees were paid to affiliates in connection with the sale of this property and the Company has no continuing involvement with this property. The loss on sale of real estate is included in loss on disposition of real estate, net in the condensed consolidated statements of operations.
Consolidated Joint Venture
As of March 31, 2019, the Company had an interest in a Consolidated Joint Venture that owns and manages two properties, with total assets of $7.5 million, which included $7.2 million of land, building and improvements and $641,000 of intangible assets, net of accumulated depreciation and amortization of $524,000, and total liabilities of $83,000. The Consolidated Joint Venture does not have any debt outstanding as of March 31, 2019. The Company has the ability to control operating and financial policies of the Consolidated Joint Venture. There are restrictions on the use of these assets as the Company would generally be required to obtain the approval of the partner (the “Consolidated Joint Venture Partner”) in accordance with the joint venture agreement for any major transactions. The Company and the Consolidated Joint Venture Partner are subject to the provisions of the joint venture agreement, which includes provisions for when additional contributions may be required to fund certain cash shortfalls.
NOTE 5 — INTANGIBLE LEASE ASSETS AND LIABILITIES
Intangible lease assets and liabilities of the Company consisted of the following as of March 31, 2019 and December 31, 2018 (in thousands, except weighted average life remaining):

	March 31, 2019	December 31, 2018
Intangible lease assets:
In-place leases and other intangibles, net of accumulated amortization of $23,076 and $20,688, respectively (with a weighted average life remaining of 13.3 years and 13.8 years, respectively)
	$90,316	$91,549
Acquired above-market leases, net of accumulated amortization of $2,707 and $2,422, respectively (with a weighted average life remaining of 12.3 years and 12.6 years, respectively)
	12,265	12,550
Total intangible assets, net	$102,581	$104,099
Intangible lease liabilities:
Acquired below-market liabilities, net of accumulated amortization of $3,678 and $3,280, respectively (with a weighted average life remaining of 20.8 years and 21.4 years, respectively)
	$15,108	$15,506
Amortization of the above-market leases is recorded as a reduction to rental and other property income, and amortization expense for the in-place leases and other intangibles is included in depreciation and amortization in the accompanying condensed consolidated statements of operations. Amortization of below-market leases is recorded as an increase to rental and other property income in the accompanying condensed consolidated statements of operations. The following table summarizes the amortization related to the intangible lease assets and liabilities for the three months ended March 31, 2019 and 2018 (in thousands):

	Three Months Ended March 31,
	2019	2018
In-place lease and other intangible amortization	$2,388	$1,941
Above-market lease amortization	$285	$189
Below-market lease amortization	$398	$354

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

As of March 31, 2019, the estimated amortization relating to the intangible lease assets and liabilities is as follows (in thousands):

	Amortization
	In-Place Leases and Other Intangibles	Above-Market Leases	Below-Market Leases
Remainder of 2019	$7,190	$854	$1,193
2020	$9,385	$1,132	$1,566
2021	$9,238	$1,132	$1,350
2022	$9,195	$1,132	$1,312
2023	$8,931	$1,123	$1,278
NOTE 6 — MARKETABLE SECURITIES
The Company owned marketable securities with an estimated fair value of $5.7 million and $5.5 million as of March 31, 2019 and December 31, 2018, respectively. The following is a summary of the Company’s available-for-sale securities as of March 31, 2019 (in thousands):

	Available-for-sale securities
	Amortized Cost Basis	Unrealized (Loss) Gain	Fair Value
U.S. Treasury Bonds	$2,070	$13	$2,083
U.S. Agency Bonds	582	—	582
Corporate Bonds	3,033	25	3,058
Total available-for-sale securities	$5,685	$38	$5,723
The following table provides the activity for the marketable securities during the three months ended March 31, 2019 (in thousands):

	Amortized Cost Basis	Unrealized (Loss) Gain	Fair Value
Marketable securities as of January 1, 2019	$5,558	$(92)	$5,466
Face value of marketable securities acquired	299	—	299
Premiums and discounts on purchase of marketable securities, net of acquisition costs	(1)	—	(1)
Amortization on marketable securities	(1)	—	(1)
Sales and maturities of securities	(170)	7	(163)
Unrealized gain on marketable securities	—	123	123
Marketable securities as of March 31, 2019	$5,685	$38	$5,723
During the three months ended March 31, 2019, the Company sold six marketable securities for aggregate proceeds of $163,000. Unrealized (losses) gains on marketable securities are recorded in other comprehensive (loss) income, with a portion of the amount subsequently reclassified into other expense, net on the accompanying condensed consolidated statements of operations as securities are sold and gains (losses) are recognized. In addition, the Company recorded an unrealized gain of $123,000 on its investments, which is included in accumulated other comprehensive (loss) income on the accompanying condensed consolidated statement of changes in equity for the three months ended March 31, 2019 and the condensed consolidated balance sheet as of March 31, 2019.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

The scheduled maturities of the Company’s marketable securities as of March 31, 2019 are as follows (in thousands):

	Available-for-sale securities
	Amortized Cost	Estimated Fair Value
Due within one year	$60	$60
Due after one year through five years	2,989	2,984
Due after five years through ten years	2,279	2,321
Due after ten years	357	358
Total	$5,685	$5,723
Actual maturities of marketable securities can differ from contractual maturities because borrowers on certain debt securities may have the right to prepay their respective debt obligations at any time. In addition, factors such as prepayments and interest rates may affect the yields on such securities.
In estimating other-than-temporary impairment losses, management considers a variety of factors, including (1) whether the Company has the intent to sell the impaired security, (2) whether the Company expects to hold the investment for a period of time sufficient to allow for anticipated recovery in fair value, and (3) whether the Company expects to recover the entire amortized cost basis of the security. The Company believes that none of the unrealized losses on investment securities are other-than-temporary as management expects the Company will fully recover the entire amortized cost basis of all securities. As of March 31, 2019, the Company had no other-than-temporary impairment losses.
NOTE 7 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risk. The Company did not enter into any interest rate swap agreements during the three months ended March 31, 2019. As of March 31, 2019, the Company had nine interest rate swap agreements. The following table summarizes the terms of the Company’s executed interest rate swap agreements designated as hedging instruments as of March 31, 2019 and December 31, 2018 (dollar amounts in thousands):

		Outstanding Notional Amount as of	Interest	Effective	Maturity	Fair Value of Assets and (Liabilities) as of
	Balance Sheet Location	March 31, 2019	Rate (1)	Date	Date	March 31, 2019	December 31, 2018
Interest Rate Swaps	Derivative assets, prepaid expenses and other assets	$190,705	3.13% to 4.17%	6/30/2015 to 9/29/2017	9/12/2019 to 8/1/2022	$1,497	$2,856
Interest Rate Swap	Derivative liability, deferred rental income and other liabilities	$100,000	4.64%	10/31/2018	9/6/2022	$(2,978)	$(2,199)
______________________

(1)	The interest rates consist of the underlying index swapped to a fixed rate and the applicable interest rate spread as of March 31, 2019.
Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 — Fair Value Measurements. The notional amount under the interest rate swap agreements is an indication of the extent of the Company’s involvement in each instrument, but does not represent exposure to credit, interest rate or market risks.
Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges in order to hedge the variability of the anticipated cash flows on its variable rate debt. The change in fair value of the derivative instruments that are designated as hedges is recorded in other comprehensive (loss) income, with a portion of the amount subsequently reclassified to interest expense as interest payments are made on the Company’s variable rate debt. For the three months ended March 31, 2019 and 2018, the amounts reclassified were a gain of $218,000 and a loss of $77,000, respectively. During the next 12 months, the Company estimates that an additional $349,000 will be reclassified from other comprehensive (loss) income as a decrease to interest expense. The Company includes cash flows from interest rate swap agreements in cash flows provided by operating activities on the condensed consolidated statements of cash flows, as the Company’s accounting policy is to present cash flows from hedging instruments in the same category in the condensed consolidated statements of cash flows as the category for cash flows from the hedged items.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

The Company has agreements with each of its derivative counterparties that contain provisions whereby, if the Company defaults on certain of its unsecured indebtedness, the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment. If the Company had breached any of these provisions, it could have been required to settle its obligations, under the agreements at an aggregate termination value, inclusive of interest payments of $3.0 million, which includes accrued interest, at March 31, 2019. In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the credit quality of the Company and the respective counterparty. There were no termination events or events of default related to the interest rate swaps as of March 31, 2019.
NOTE 8 — CREDIT FACILITY AND NOTES PAYABLE
As of March 31, 2019, the Company had $348.4 million of debt outstanding, including net deferred financing costs, with a weighted average years to maturity of 3.4 years and a weighted average interest rate of 3.91%. The weighted average years to maturity is computed using the scheduled repayment date as specified in each loan agreement where applicable. The weighted average interest rate is computed using the interest rate in effect until the scheduled repayment date. Should a loan not be repaid by its scheduled repayment date, the applicable interest rate will increase as specified in the respective loan agreement until the extended maturity date. The following table summarizes the debt balances as of March 31, 2019 and December 31, 2018, and the debt activity for the three months ended March 31, 2019 (in thousands):

		During the Three Months Ended March 31, 2019
	Balance as of December 31, 2018	Debt Issuance, Net (1)	Repayments	Amortization	Balance as of March 31, 2019
Credit facility	$218,500	$11,500	$(17,500)	$—	$212,500
Fixed rate debt	138,459	—	—	—	138,459
Total debt	356,959	11,500	(17,500)	—	350,959
Deferred costs – credit facility (2)	(1,387)	—	—	94	(1,293)
Deferred costs – fixed rate debt	(1,318)	—	—	80	(1,238)
Total debt, net	$354,254	$11,500	$(17,500)	$174	$348,428
______________________

(1)	Includes deferred financing costs incurred during the period.

(2)	Deferred costs related to the term portion of the credit facility.
As of March 31, 2019, the Company had fixed rate debt outstanding of $138.5 million, including $78.2 million of variable rate debt that is fixed through interest rate swap agreements, which has the effect of fixing the variable interest rate per annum through the maturity date of the variable rate debt. The fixed rate debt has interest rates ranging from 3.56% to 4.17% per annum and as of March 31, 2019, the fixed rate debt had a weighted average interest rate of 3.91%. The fixed rate debt outstanding matures on various dates from December 2020 to February 2025. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the fixed rate debt outstanding was $247.0 million as of March 31, 2019. Each of the mortgage notes payable comprising the fixed rate debt is secured by the respective properties on which the debt was placed.
The Company is party to a second amended and restated credit agreement (the “Second Amended Credit Agreement”) with JPMorgan Chase Bank, N.A. as administrative agent (“JPMorgan Chase”), that provides for borrowings up to $425.0 million, which is comprised of up to $212.5 million in unsecured revolving loans (the “Revolving Loans”) and up to $212.5 million in unsecured term loans (the “Term Loans”) (collectively, with the Revolving Loans the “Credit Facility”). The Term Loans mature on September 6, 2022 and the Revolving Loans mature on September 6, 2021; however, the Company may elect to extend the maturity date for the Revolving Loans for up to two six-month periods, but no later than September 6, 2022, subject to satisfying certain conditions contained in the Second Amended Credit Agreement.
Depending upon the type of loan specified and overall leverage ratio, the Credit Facility bears interest at (i) the one-month, two-month, three-month or six-month LIBOR multiplied by the statutory reserve rate (the “Eurodollar Rate”) plus an interest rate spread ranging from 1.70% to 2.20% for Revolving Loans and 1.60% to 2.10% for Term Loans; or (ii) a base rate ranging from 0.70% to 1.20% for Revolving Loans and 0.60% to 1.10% for Term Loans, plus the greater of: (a) JPMorgan Chase’s Prime Rate (as defined in the Second Amended Credit Agreement); (b) the Federal Funds Effective Rate (as defined in the Second Amended Credit Agreement) plus 0.50%; or (c) the one-month LIBOR multiplied by the statutory reserve rate plus 1.0%. As of March 31, 2019, there were no amounts outstanding under the Revolving Loans, and the Term Loans outstanding

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

totaled $212.5 million, all of which are subject to interest rate swap agreements (the “Swapped Term Loans”). The interest rate swap agreements have the effect of fixing the Eurodollar Rate per annum of the Swapped Term Loan at an all-in rate of 3.91%. As of March 31, 2019, the Company had $212.5 million outstanding under the Credit Facility at a weighted average interest rate of 3.91% and $212.5 million in unused capacity, subject to borrowing availability.
The Second Amended Credit Agreement contains provisions with respect to covenants, events of default and remedies customary for facilities of this nature. In particular, the Second Amended Credit Agreement requires the Company to maintain a minimum consolidated net worth greater than or equal to the sum of (i) $367.1 million plus (ii) 75% of the equity issued (iii) minus the aggregate amount of any redemptions or similar transaction from the date of the Second Amended Credit Agreement, a leverage ratio less than or equal to 60%, a fixed charge coverage ratio equal to or greater than 1.50, an unsecured debt to unencumbered asset value ratio equal to or less than 60%, an unsecured debt service coverage ratio greater than 1.75, a secured debt ratio equal to or less than 40%, and the amount of secured debt that is recourse debt at no greater than 15% of total asset value. As of March 31, 2019, the Company believes it was in compliance with the financial covenants of the Second Amended Credit Agreement, as well as the financial covenants under the Company’s various fixed and variable rate debt agreements.
Maturities
The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt subsequent to March 31, 2019 (in thousands):

Principal Repayments
Remainder of 2019	$—
2020	9,240
2021	20,442
2022	304,327
2023	—
Thereafter	16,950
Total	$350,959
NOTE 9 — SUPPLEMENTAL CASH FLOW DISCLOSURES
Supplemental cash flow disclosures for the three months ended March 31, 2019 and 2018 are as follows (in thousands):

	Three Months Ended March 31,
	2019	2018
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Change in accrued dealer manager fee, ongoing stockholder servicing fees, and other offering costs	$1,271	$1,954
Distributions to stockholders declared and unpaid	$2,810	$2,231
Common stock issued through distribution reinvestment plan	$3,892	$3,082
Change in fair value of marketable securities	$130	$(91)
Change in fair value of interest rate swaps	$(2,138)	$2,249
Accrued capital expenditures	$—	$4
Supplemental Cash Flow Disclosures:
Interest paid	$3,480	$2,485
Cash paid for taxes	$22	$4
NOTE 10 — COMMITMENTS AND CONTINGENCIES
Litigation
In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company is a party or of which the Company’s properties are the subject.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

Environmental Matters
In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. In addition, the Company may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify the Company against future remediation costs. The Company also carries environmental liability insurance on its properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which the Company may be liable. The Company is not aware of any environmental matters which it believes are reasonably likely to have a material effect on its results of operations, financial condition or liquidity.
NOTE 11 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
The Company has incurred, and will continue to incur, commissions, fees and expenses payable to CIM Income NAV Management and certain of its affiliates in connection with the Offering, and the acquisition, management and performance of the Company’s assets. In connection with the Share Modifications, the Company amended and restated its dealer manager agreement and advisory agreement to reflect the changes to the names and classifications of its common stock, and to establish the fees associated with its D Shares, T Shares, S Shares and I Shares, effective November 27, 2018.
Upfront selling commissions, dealer manager and ongoing stockholder servicing fees
In connection with the Offering, CCO Capital, the Company’s dealer manager, will receive upfront selling commissions and dealer manager fees, and/or an asset-based stockholder servicing fees, as summarized in the table below for each class of common stock:

	Upfront Selling Commissions	Dealer Manager Fees	Ongoing Stockholder Servicing Fees (2)
D Shares (1)	1.50%	—%	0.25%
T Shares (1)	3.00%	0.50%	0.85%
S Shares (1)	3.50%	—%	0.85%
I Shares	—%	—%	—%
______________________

(1)
The upfront selling commissions are based on a percentage of the transaction price, which is exclusive of the upfront selling commission for D Shares, T Shares and S Shares. The dealer manager fee is based on a percentage of the transaction price for T Shares. Upfront selling commissions and dealer manager fees are deducted directly from the offering price for D Shares, T Shares and S Shares and paid to CCO Capital. The Company has been advised that CCO Capital intends to reallow 100% of the upfront selling commissions on D Shares, T Shares and S Shares, to participating broker-dealers and may reallow a portion of the dealer manager fee.

(2)
The stockholder servicing fees will be calculated on a daily basis in an amount equal to 1/365th of the percentage of NAV per D Share, T Share or S Share, as applicable, for such day on a continuous basis. CCO Capital, in its sole discretion, may reallow a portion of the stockholder servicing fees to participating broker-dealers. The Company will cease paying the stockholder servicing fees with respect to any D Shares, T Shares or S Shares held in a stockholder’s account when the total upfront selling commissions, dealer manager fees and stockholder servicing fees would exceed, in the aggregate, 8.75% (or, in the case of shares sold through certain participating broker-dealers, a lower limit as set forth in any applicable agreement between our dealer manager and a participating broker-dealer) of the gross proceeds from the sale of such shares.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

Other organization and offering expenses
All other organization and offering expenses associated with the sale of the Company’s common stock (excluding upfront selling commissions, dealer manager fee and the ongoing stockholder servicing fees) are paid for by CIM Income NAV Management or its affiliates and can be reimbursed by the Company up to 0.75% of the aggregate gross offering proceeds, excluding upfront selling commissions and dealer manager fees charged on D Shares, T Shares and S Shares sold in the Primary Offering. As of March 31, 2019, CIM Income NAV Management or its affiliates had paid organization and offering expenses in excess of the 0.75% in connection with the Offering. These excess amounts were not included in the financial statements of the Company because such amounts were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these excess amounts may become payable to CIM Income NAV Management.
Advisory fees and expenses
Effective on the Restructure Date, the Company modified the asset-based advisory fee that is payable to CIM Income NAV Management in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 0.90% to 1/365th of 1.10% of the Company’s NAV for each class of common stock, for each day.
Operating expenses
The Company reimburses CIM Income NAV Management for the operating expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of (1) 2% of average invested assets, or (2) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period.
Acquisition expenses
In addition, the Company reimburses CIM Income NAV Management for all out-of-pocket expenses incurred in connection with the acquisition of the Company’s investments. While most of the acquisition expenses are expected to be paid to third parties, a portion of the out-of-pocket acquisition expenses may be reimbursed to CIM Income NAV Management or its affiliates. Acquisition expenses, together with any acquisition fees paid to third parties for a particular real estate-related asset, will in no event exceed 6% of the gross purchase price of such asset.
Performance Fee
As compensation for services provided pursuant to the advisory agreement, the Company will also pay CIM Income NAV Management a performance-based fee calculated based on the Company’s annual total return to stockholders for each class of common stock (defined below), payable annually in arrears. The total return to stockholders is defined, for each class of the Company’s common stock, as the change in NAV per share plus distributions per share for such class. For each respective class, the NAV per share is calculated on the last trading day of a calendar year shall be the amount against which changes in NAV per share for such class are measured during the subsequent calendar year. Under the terms of the advisory agreement, in the event that performance fees are earned for any particular period, CIM Income NAV Management will not be obligated to return any portion of such fees previously paid based on the Company’s subsequent performance.
Through December 31, 2018, the performance fee was calculated such that, for any calendar year in which the total return per share for a particular class exceeded 6% (the “6% Return”), CIM Income NAV Management would receive 25% of the excess total return on such class above the 6% Return allocable to that class, but in no event would the Company pay CIM Income NAV Management more than 10% of the aggregate total return, for that class, for such year. However, in the event the NAV per share of the Company’s D Shares, T Shares and I Shares decreased below the base NAV for the respective share class ($15.00, $16.72 and $16.82 for the D Shares, T Shares and I Shares, respectively) (the “Base NAV”), the performance fee for a respective class was not calculated on any increase in NAV up to the Base NAV for the respective share class. In addition, the performance fee was not payable with respect to any calendar year in which the NAV per share as of the last business day of the calendar year (the “Ending NAV”) for the respective share class was less than the Base NAV of that class. The Base NAV of any share class was subject to downward adjustment in the event that the Company’s board of directors, including a majority of the independent directors, determined that such an adjustment was necessary to provide an appropriate incentive to CIM Income NAV Management to perform in a manner that sought to maximize stockholder value and was in the best interests of the Company’s stockholders. In the event of any stock dividend, stock split, recapitalization or similar change in the Company’s capital structure, the Base NAV for the respective share class was to be ratably adjusted to reflect the effect of any such event.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

Therefore, for each class of the Company’s common stock, payment of the performance-based component of the advisory fee (1) was contingent upon the Company’s actual annual total return exceeding the 6% Return and the Ending NAV per share for the respective share class being greater than the Base NAV of that class, (2) varied in amount based on the Company’s actual performance, (3) could not cause the Company’s total return as a percentage of stockholders’ invested capital for the year to be reduced below 6%, and (4) was payable to CIM Income NAV Management in the event the Company’s total return exceeded the 6% Return in a particular calendar year, even if the total return to stockholders (or any particular stockholder) on a cumulative basis over any longer or shorter period had been less than 6% per annum. The Company did not reach the 6% Return during the three months ended March 31, 2018.
Starting with the period beginning on January 1, 2019, the performance-based fee is equal to 12.5% of the Total Return for each class of common stock, subject to a 5% Hurdle Amount, a High Water Mark and a Catch-Up (each term as defined in the Second Amended and Restated Advisory Agreement), payable annually in arrears. The foregoing summary is qualified in its entirety by reference to the Second Amended and Restated Advisory Agreement, which is incorporated by reference as Exhibit 10.4 within the Company’s Annual Report on Form 10-K. The Company did not reach the 5% Hurdle Amount during the three months ended March 31, 2019.
The Company incurred commissions, fees and expense reimbursements as shown in the table below for services provided by CIM Income NAV Management and its affiliates related to the services described above during the periods indicated (in thousands):

	Three Months Ended March 31,
	2019	2018
Upfront selling commissions	$517	$482
Stockholder servicing fees(1)	$702	$204
Dealer manager fees(1)	$93	$641
Organization and offering expense reimbursement	$285	$264
Acquisition expense reimbursement	$488	$551
Advisory fee	$1,892	$1,235
Operating expense reimbursement	$955	$540
______________________

(1)
Amounts are calculated for the respective period in accordance with the dealer manager agreement and exclude the estimated liability for the future fees payable to CCO Capital of $13.7 million and $20.3 million as of March 31, 2019 and 2018, respectively, which are included in due to affiliates in the condensed consolidated balance sheets, with a corresponding decrease to capital in excess of par value, as described in Note 2 — Summary of Significant Accounting Policies.

Due to/from Affiliates
As of March 31, 2019 and December 31, 2018, $16.4 million and $15.6 million, respectively, was due to CIM Income NAV Management or its affiliates primarily related to the estimated liability for current and future stockholder servicing fees, the reimbursement of organization and offering expenses and advisory fees, which were included in amounts due to affiliates on the condensed consolidated balance sheets.
As of December 31, 2018, $112,000 was due from CIM Income NAV Management or its affiliates related to amounts received by affiliates of the advisor which were due to the Company. No such amounts were due as of March 31, 2019.
NOTE 12 — ECONOMIC DEPENDENCY
Under various agreements, the Company has engaged and may in the future engage CIM Income NAV Management or its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and stockholder relations. As a result of these relationships, the Company is dependent upon CIM Income NAV Management or its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

Services Agreement
VEREIT Operating Partnership, L.P. (“VEREIT OP”), a former affiliated entity of the Company’s sponsor, was obligated to provide certain services to CCO Group and to the Company (the “Services Agreement”) through March 31, 2019 (or, if later, the date of the last government filing other than a tax filing made by the Company, CCPT IV, CCPT V, CCIT II and/or CCIT III with respect to its 2018 fiscal year) (the “Initial Services Term”), and is obligated to provide consulting and research services through December 31, 2023, as requested by CCO Group, LLC.
Prior to March 31, 2019, substantially all of the services that were provided by VEREIT OP during the Initial Services Term, including but not limited to any advisory, dealer manager and property management services were transitioned to, and are provided directly by, our sponsor, advisor, dealer manager or an affiliate thereof.
NOTE 13 — STOCKHOLDERS’ EQUITY
The table below provides information regarding the issuances and redemptions of each class of the Company’s common stock during the three months ended March 31, 2019 and 2018 (dollar amounts in thousands):

	D Shares		T Shares		I Shares		Total
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value
Balance as of January 1, 2019	18,942,529	189	12,777,322	128	1,159,730	12	32,879,581	329
Issuance of common stock	971,303	10	1,152,999	12	8,232	—	2,132,534	22
Redemptions of common stock	(870,578)	(9)	(249,886)	(3)	(57,116)	(1)	(1,177,580)	(13)
Balance as of March 31, 2019	19,043,254	190	13,680,435	137	1,110,846	11	33,834,535	338

	D Shares		T Shares		I Shares		Total
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value
Balance as of January 1, 2018	15,837,102	158	8,793,223	88	1,065,232	11	25,695,557	257
Issuance of common stock	1,142,914	12	780,808	8	5,430	—	1,929,152	20
Redemptions of common stock	(378,920)	(4)	(94,075)	(1)	(117,177)	(1)	(590,172)	(6)
Balance as of March 31, 2018	16,601,096	166	9,479,956	95	953,485	10	27,034,537	271
Equity Based Compensation
On August 9, 2018, the Board approved the adoption of the CIM Income NAV, Inc. 2018 Equity Incentive Plan (the “Plan”), under which 400,000 of the Company’s common shares were reserved for issuance and share awards of 393,000 are available for future grant at March 31, 2019. On October 1, 2018, the Company granted awards of approximately 1,800 restricted D Shares to each of the independent members of the Board (approximately 7,200 restricted shares in aggregate) under the Plan, which fully vest on October 1, 2019 based on one year of continuous service. As of March 31, 2019, none of the restricted D Shares had vested or been forfeited. The fair value of the Company’s share awards is determined using the Company’s NAV per share on the date of grant. Compensation expense related to these restricted D Shares is recognized over the vesting period. The Company recorded compensation expense of $33,000 for the three months ended March 31, 2019 related to these restricted D Shares included in general and administrative expenses on the accompanying condensed consolidated statement of operations.
As of March 31, 2019, there was $65,000 of total unrecognized compensation expense related to D Shares, which will be recognized ratably over the remaining period of service prior to October 1, 2019.

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

NOTE 14 — LEASES
The Company’s real estate assets are leased to tenants under operating leases for which the terms, expirations and extension options vary. The Company’s operating leases do not convey to the lessee the right to purchase the underlying asset upon expiration of the lease period. To determine whether a contract contains a lease, the Company carefully reviews contracts to determine if the agreement conveys the right to control the use of an asset. The Company elected to apply the practical expedient for all of the Company’s leases to account for the lease and non-lease components as a single, combined operating lease component under ASC 842. Non-lease components primarily consist of maintenance services, including CAM, real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. Non-lease components are considered to be variable rental and other property income and are recognized in the period incurred.
As of March 31, 2019, the leases had a weighted-average remaining term of 10.7 years. Certain leases include provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other negotiated terms and conditions. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
As of March 31, 2019, the future minimum rental income from the Company’s real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years and thereafter, was as follows (in thousands):

Future Minimum Rental Income
Remainder of 2019	$48,668
2020	65,132
2021	65,393
2022	65,569
2023	64,808
Thereafter	424,494
Total	$734,064
As previously disclosed in our 2018 Annual Report on Form 10-K and under the previous lease accounting standard, Topic 840, the following table summarizes the future minimum rental income from the Company’s real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years and thereafter, as of December 31, 2018 (in thousands):

Year Ending December 31,	Future Minimum Rental Income
2019	$64,531
2020	64,887
2021	65,147
2022	65,324
2023	64,455
Thereafter	417,715
Total	$742,059

Rental and other property income during the three months ended March 31, 2019 consisted of the following (in thousands):

	Three Months Ended March 31,
	2019	2018
Fixed rental and other property income	$17,297	$13,810
Variable rental and other property income	2,206	1,393
Total rental and other property income	$19,503	$15,203

CIM INCOME NAV, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2019 (Unaudited) – (Continued)

NOTE 15 — SUBSEQUENT EVENTS
The following events occurred subsequent to March 31, 2019:
Acquisitions of Real Estate Assets
Subsequent to March 31, 2019, the Company acquired a 100% interest in one real estate property for an aggregate purchase price of $15.4 million. The acquisition was funded with net proceeds from the Offering and available borrowings. The Company has not completed its initial purchase price allocation with respect to this property and therefore cannot provide a similar disclosure to those included in Note 4 — Real Estate Assets in these condensed consolidated unaudited financial statements for this property.
Disposition of Real Estate Assets
Subsequent to March 31, 2019, the Company disposed of two properties for an aggregate gross sales price of $4.4 million, resulting in net proceeds of $4.2 million after closing costs and a gain of $823,000. No disposition fees were paid to CIM Income NAV Management or its affiliates in connection with the sale of these properties and the Company has no continuing involvement with these properties.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying condensed consolidated financial statements and notes thereto appearing elsewhere in this Quarterly Report on Form 10-Q. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. Certain risks may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a complete discussion of such risk factors, see Item 1A — Risk Factors of this Quarterly Report on Form 10-Q and the Company’s Annual Report on Form 10-K for the year ended December 31, 2018. Capitalized terms used herein, but not otherwise defined, shall have the meaning ascribed to those terms in “Part I — Financial Information” of this Quarterly Report on Form 10-Q, including the notes to the condensed consolidated financial statements contained therein. The terms “we,” “us,” “our” and the “Company” refer to CIM Income NAV, Inc.
Forward-Looking Statements
This Quarterly Report on Form 10-Q includes “forward-looking statements” (within the meaning of the federal securities laws, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that reflect our expectations and projections about our future results, performance, prospects and opportunities. We have attempted to identify these forward-looking statements by the use of words such as “may,” “will,” “seek,” “expects,” “anticipates,” “believes,” “targets,” “intends,” “should,” “estimates,” “could,” “continue,” “assume,” “projects,” “plans” or similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those discussed below. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable by law. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of changes in underlying assumptions or new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law. The forward-looking statements should be read in light of the risk factors identified in Item 1A. Risk Factors of this Quarterly Report on Form 10-Q and our Annual Report on Form 10-K for the year ended December 31, 2018.
The following are some, but not all, of the assumptions, risks, uncertainties and other factors that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We may be unable to renew leases, lease vacant space or re-lease space as leases expire on favorable terms or at all.

•	We are subject to risks associated with tenant, geographic and industry concentrations with respect to our properties.

•	Our properties, intangible assets and other assets may be subject to impairment charges.

•	We could be subject to unexpected costs or unexpected liabilities that may arise from potential dispositions.

•
We are subject to competition in the acquisition and disposition of properties and in the leasing of our properties and we may be unable to acquire, dispose of, or lease properties on advantageous terms.

•	We could be subject to risks associated with bankruptcies or insolvencies of tenants or from tenant defaults generally.

•	We have substantial indebtedness, which may affect our ability to pay distributions, and expose us to interest rate fluctuation risk and the risk of default under our debt obligations.

•	We may be affected by the incurrence of additional secured or unsecured debt.

•	We may not generate cash flows sufficient to pay our distributions to stockholders or meet our debt service obligations.

•	We may be affected by risks resulting from losses in excess of insured limits.

•	We may not be able to maintain profitability.

•	We may fail to remain qualified as a REIT for U.S. federal income tax purposes.

•	We are subject to market and regulatory risks that may affect capital raising volume.

•	Our advisor has the right to terminate the advisory agreement upon 60 days’ written notice without cause or penalty.

Definitions
We use certain defined terms throughout this Quarterly Report on Form 10-Q that have the following meanings:
The phrase “annualized rental income” refers to the straight line rental revenue under our leases on operating properties owned as of the respective reporting date, which includes the effect of rent escalations and any tenant concessions, such as free rent, and excludes any contingent rent, such as percentage rent. Management uses annualized rental income as a basis for tenant, industry and geographic concentrations and other metrics within the portfolio. Annualized rental income is not indicative of future performance.
Under a “net lease,” the tenant occupying the leased property (usually as a single tenant) does so in much the same manner as if the tenant were the owner of the property. The tenant generally agrees that it will either have no ability or only limited ability to terminate the lease or abate rent prior to the expiration of the term of the lease as a result of real estate driven events such as casualty, condemnation or failure by the landlord to fulfill its obligations under the lease. There are various forms of net leases, most typically classified as either triple-net or double-net. Triple-net leases typically require the tenant to pay all expenses associated with the property (e.g., real estate taxes, insurance, maintenance and repairs, including roof, structure and parking lot). Double-net leases typically hold the landlord responsible for the capital expenditures for the roof and structure, while the tenant is responsible for all lease payments and remaining operating expenses associated with the property (e.g., real estate taxes, insurance and maintenance).
Overview
We were formed on July 27, 2010 to acquire and operate a diversified portfolio of (1) necessity retail, office and industrial properties that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States, (2) notes receivable and other investments secured by commercial real estate, including the origination of loans, and (3) U.S. government securities, agency securities, corporate debt and other investments for which there is reasonable liquidity. We commenced our principal operations on December 7, 2011, when we issued the initial $10.0 million in shares of our common stock in the Offering and acquired our first real estate property. When we refer to our share classes in this Quarterly Report on Form 10-Q with respect to dates prior to the Restructure Date, we are referring to our shares under our prior share structure, and when we refer to our share classes in this Quarterly Report on Form 10-Q with respect to dates on or after the Restructure Date, we are referring to our shares under our new share structure. We have no paid employees and are externally advised and managed by CIM Income NAV Management. CIM indirectly owns and/or controls CIM Income NAV Management; our dealer manager, CCO Capital; our property manager, CREI Advisors; and CCO Group.
Following the acquisition of CCO Group, LLC in February 2018, pursuant to the Services Agreement, VEREIT OP was obligated to provide certain services to CCO Group and to us through March 31, 2019 (or, if later, the date of the last government filing other than a tax filing made by us, CCPT IV, CCPT V, CCIT II and/or CCIT III with respect to its 2018 fiscal year) and is obligated to provide consulting and research services through December 31, 2023 as requested by CCO Group, LLC. Prior to March 31, 2019, substantially all of the services provided by VEREIT OP during the Initial Services Term, including but not limited to any advisory, dealer manager and property management services, were transitioned to, and are provided directly by, our sponsor, advisor, dealer manager or an affiliate thereof.
As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any current variable rate debt, refinancings or new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions, when applicable, by entering into purchase agreements and loan commitments simultaneously, or through loan assumptions, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties, or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with our future property acquisitions, when applicable, or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing terms for future acquisitions or refinancing, our results of operations may be adversely affected.
Our operating results and cash flows are primarily influenced by rental and other property income from our commercial properties, and interest expense on our property indebtedness and acquisition and operating expenses. As 98.7% of our rentable square feet was under lease as of March 31, 2019, with a weighted average remaining lease term of 10.7 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. CIM Income NAV Management regularly monitors the creditworthiness of our tenants by reviewing each tenant’s financial results, any available credit rating agency reports on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property or identifying a possible replacement tenant should the current tenant fail to perform on the lease.
Operating Highlights and Key Performance Indicators
2019 Activity

•	Acquired one commercial property for a purchase price of $11.0 million.

•
Issued approximately 2.1 million shares of common stock in the Offering, including 218,000 in shares issued pursuant to the DRIP, for gross offering proceeds of $38.5 million before organization and offering costs, upfront selling commissions, dealer manager fees, and the current portion of stockholder servicing fees of $2.1 million.

•	Total debt decreased by $6.0 million, from $357.0 million to $351.0 million.
Portfolio Information
As of March 31, 2019, we owned 153 properties located in 35 states, comprising 5.8 million rentable square feet, which includes the rentable square feet of buildings on land subject to ground leases. As of March 31, 2019, no single tenant accounted for greater than 10% of our 2019 annualized rental income. As of March 31, 2019, we had certain geographic concentrations in our property holdings. In particular, as of March 31, 2019, 17 of our properties were located in Ohio and nine of our properties were located in Illinois, accounting for 12% and 10%, respectively, of our 2019 annualized rental income. In addition, we had tenants in the manufacturing and grocery industries, which accounted for 16% and 10% of our 2019 annualized rental income, respectively. Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate assets. The following table shows the property statistics of our real estate assets as of March 31, 2019, and 2018:

	As of March 31,
	2019	2018
Number of commercial properties	153	145
Rentable square feet (in thousands) (1)	5,777	4,860
Percentage of rentable square feet leased	98.7%	99.6%
Percentage of investment-grade tenants (2)	30.9%	38.2%
______________________

(1)	Includes square feet of buildings on land parcels that are subject to ground leases.

(2)
Investment-grade tenants are those with a credit rating of BBB- or higher by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) or a credit rating of Baa3 or higher by Moody’s Investor Service, Inc. (“Moody’s”). The ratings may reflect those assigned by Standard & Poor’s or Moody’s to the lease guarantor or the parent company, as applicable. The weighted average credit rating is weighted based on annualized rental income, and is for only those tenants rated by Standard & Poor’s.

The following table summarizes our consolidated real estate acquisition activity during the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
	2019	2018
Properties acquired	1	6
Purchase price of acquired properties (in thousands)	$10,953	$108,227
Rentable square feet of acquired properties (in thousands) (1)	38	551
______________________

(1)	Includes square feet of buildings on land parcels that are subject to ground leases.
Results of Operations
We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate in general, that may reasonably be expected to have a material impact on our results from the acquisition, management and operation of properties other than those listed in the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2018.

Same Store Analysis
Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate assets. We review our stabilized operating results, measured by net operating income (“NOI”), from properties that we owned for the entirety of both the current and prior year reporting periods, referred to as “same store” properties, and we believe that the presentation of operating results for same store properties provides useful information to stockholders. Net operating income is a supplemental non-GAAP financial measure of a real estate company’s operating performance. Net operating income is considered by management to be a helpful supplemental performance measure, as it enables management to evaluate the impact of occupancy, rents, leasing activity, and other controllable property operating results at our real estate properties, and it provides a consistent method for the comparison of our properties. We define NOI as operating revenues less operating expenses, which exclude (i) depreciation and amortization, (ii) interest expense and other non-property related revenue and expenses items such as (a) general and administrative expenses, (b) advisory fees, (c) transaction-related expenses and (d) income from marketable securities. Our NOI may not be comparable to that of other REITs and should not be considered to be more relevant or accurate in evaluating our operating performance than the current GAAP methodology used in calculating net income. In determining the same store property pool, we include all properties that were owned for the entirety of both the current and prior reporting periods, except for properties during the current or prior year that were under development or redevelopment.
Comparison of the Three Months Ended March 31, 2019 and 2018
A total of 133 properties were acquired before January 1, 2018 and represent our “same store” properties during the three months ended March 31, 2019 and 2018. “Non-same store” properties, for purposes of the table below, includes properties acquired on or after January 1, 2018. The following table details the components of net operating income broken out between same store and non-same store properties (dollar amounts in thousands):

	Total			Same Store			Non-Same Store (1)
	For the Three Months Ended March 31,			For the Three Months Ended March 31,			For the Three Months Ended March 31,
	2019	2018	Change	2019	2018	Change	2019	2018	Change
Rental and other property income	$19,503	$15,203	$4,300	$13,611	$13,459	$152	$5,892	$1,744	$4,148

Property operating expenses	1,069	554	515	623	483	140	446	71	375
Real estate tax expenses	1,252	1,012	240	847	779	68	405	233	172
Total property operating expenses	2,321	1,566	755	1,470	1,262	208	851	304	547

Net operating income	$17,182	$13,637	$3,545	$12,141	$12,197	$(56)	$5,041	$1,440	$3,601

Interest income on marketable securities	$38	$31	$7
General and administrative expenses	(2,010)	(1,565)	(445)
Advisory fees and expenses	(1,892)	(1,235)	(657)
Transaction-related expenses	(488)	(569)	81
Depreciation and amortization	(7,404)	(5,932)	(1,472)
Loss on disposition of real estate, net	—	(209)	209
Interest expense and other, net	(3,790)	(2,997)	(793)
Net income	$1,636	$1,161	$475
______________________

(1)	Includes income from properties disposed of subsequent to January 1, 2018.

Net Operating Income
Same store net operating income included an increase in reimbursable operating expenses during the three months ended March 31, 2019, which resulted in a corresponding increase to rental and other property income. The increase in rental and other property income was partially offset due to the decrease in same store occupancy from 99.6% as of March 31, 2018 to 98.1% as of March 31, 2019, which is due to two same store tenants declaring bankruptcy. The net impact was a decrease of $56,000 during the three months ended March 31, 2019, as compared to the same period in 2018.
Non-same store property net operating income increased $3.6 million during the three months ended March 31, 2019, as compared to the same period in 2018. The increase is primarily due to the acquisition of 14 rental income-producing properties subsequent to March 31, 2018, as well as recognizing a full period of net operating income for the six properties acquired during the three months ended March 31, 2018.
General and Administrative Expenses
The primary general and administrative expense items are operating expense reimbursements to our advisor, escrow and trustee fees and professional service fees.
The increase in general and administrative expenses of $445,000 during the three months ended March 31, 2019, as compared to the same period in 2018, was primarily due to an increase in advisor reimbursements and escrow and trustee fees offset by a reduction in professional service fees.
Advisory Fees and Expenses
The advisory fees and expenses that we pay to our advisor are based upon our NAV.
The increase in advisory fees and expenses of $657,000 during the three months ended March 31, 2019, as compared to the same period in 2018, was primarily due to an increase in the total NAV for all share classes, which increased $111.8 million subsequent to March 31, 2018.
Transaction-Related Expenses
We reimburse CIM Income NAV Management or its affiliates for transaction-related expenses incurred in the process of acquiring a property, disposing of a property, or the origination or acquisition of a loan, so long as the total expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of our Board, including a majority of our independent directors, as commercially competitive, fair and reasonable to us. Our acquisitions qualify as asset acquisitions, and, as such, certain acquisition costs related to these asset acquisitions are capitalized.
The decrease in transaction-related expenses of $81,000 during the three months ended March 31, 2019, as compared to the same period in 2018, was primarily due to a decrease in advisor reimbursement expenses related to lower acquisitions and dispositions activity during the three months ended March 31, 2019.
Depreciation and Amortization
The increase in depreciation and amortization of $1.5 million during the three months ended March 31, 2019, as compared to the same period in 2018, was primarily due to the acquisition of 14 additional rental income-producing properties subsequent to March 31, 2018, as well as recognizing a full period of depreciation and amortization on six properties acquired during the three months ended March 31, 2018.
Loss on Disposition of Real Estate, Net
The decrease in loss on disposition of real estate, net of $209,000 during the three months ended March 31, 2019, as compared to the same period in 2018, was primarily due to the disposition of one multi-tenant property during the three months ended March 31, 2018. There were no dispositions during the three months ended March 31, 2019.
Interest Expense and Other, Net
The increase in interest expense and other, net of $793,000 during the three months ended March 31, 2019, as compared to the same period in 2018, was primarily due to an increase in our average outstanding debt balance to $353.1 million for the three months ended March 31, 2019, as compared to $303.6 million for the three months ended March 31, 2018, as well as an increase in the weighted average interest rate from 3.55% as of March 31, 2018 to 3.91% as of March 31, 2019.

Distributions
On a quarterly basis, our Board authorizes a daily distribution for the succeeding quarter. Our Board authorized the following daily distribution amounts per share for the periods indicated below:

Period Commencing	Period Ending	Daily Distribution Amount (1)
December 8, 2011	December 31, 2011	$0.002260274
January 1, 2012	September 30, 2012	$0.002254099
October 1, 2012	December 31, 2012	$0.002383836
January 1, 2013	September 30, 2013	$0.002429042
October 1, 2013	March 31, 2014	$0.002563727
April 1, 2014	September 30, 2019	$0.002678083
______________________

(1)
The daily distribution amount for each class of outstanding common stock is adjusted based on the relative NAV of the various classes each day so that, from day to day, distributions constitute a uniform percentage of the NAV per share of all classes. As a result, from day to day, the per share daily distribution for each outstanding class of common stock may be higher or lower than the daily distribution amount authorized by our Board based on the relative NAV of each class of common stock on that day.

As of March 31, 2019, we had distributions payable of $2.8 million.
The following table presents distributions and sources of distributions for the periods indicated below (dollar amounts in thousands):

	Three Months Ended March 31,
	2019			2018
	Amount		Percent	Amount	Percent
Distributions paid in cash	$4,087		51%	$3,172	51%
Distributions reinvested	3,892		49%	3,082	49%
Total distributions	$7,979		100%	$6,254	100%

Source of distributions:
Net cash provided by operating activities (1)	$7,979	(2)	100%	$6,254	100%
Total sources	$7,979		100%	$6,254	100%
______________________

(1)	Net cash provided by operating activities for the three months ended March 31, 2019 and 2018 was $7.5 million and $7.4 million, respectively.

(2)	Our distributions for the three months ended March 31, 2019 were fully covered by cash flows from operating activities, including cash flows from prior periods.
Share Redemptions
We have adopted a share redemption plan to provide limited liquidity whereby, on a daily basis, stockholders may request that we redeem all or any portion of their shares. Our share redemption plan provides that, on each business day, stockholders may request that we redeem all or any portion of their shares, subject to a minimum redemption amount and certain short-term trading fees. The redemption price per share for each class on any business day will be our NAV per share for such class for that day, calculated by the independent fund accountant in accordance with our valuation policies.
Our share redemption plan includes certain redemption limits, including a quarterly limit and, in some cases, an individual stockholder limit. During the three months ended March 31, 2019, we received redemption requests for, and redeemed, a total of approximately 1.2 million shares of our common stock for $21.0 million, comprised of approximately 871,000 D Shares, 250,000 T Shares and 57,000 I Shares of our common stock for $15.6 million, $4.4 million and $1.0 million, respectively. From April 1, 2019 through May 6, 2019, we redeemed approximately 703,000 shares for $12.5 million.
We intend to fund share redemptions with available cash, proceeds from our liquid investments and proceeds from the sale of additional shares. We may, after taking the interests of our Company as a whole and the interests of our remaining stockholders into consideration, use proceeds from any available sources at our disposal to satisfy redemption requests, including, but not limited to, proceeds from sales of additional shares, excess cash flow from operations, sales of our liquid investments, incurrence of indebtedness and, if necessary, proceeds from the disposition of real estate properties or real estate related assets. In an effort to have adequate cash available to support our share redemption plan, CIM Income NAV Management may determine to reserve borrowing capacity under our line of credit. CIM Income NAV Management could then elect to borrow against our line of credit in part to redeem shares presented for redemption during periods when we do not have sufficient proceeds from the sale of shares in the Offering to fund all redemption requests.
Liquidity and Capital Resources
General
We expect to continue to raise capital through the Offering and to utilize such funds and future proceeds from secured or unsecured financing to complete future property acquisitions and for general corporate uses. The source of our operating cash flows is primarily the rental and other property income received from current and future leased properties. As of March 31, 2019, we had raised $770.5 million of gross proceeds from the Offering before organization and offering costs, upfront selling commissions, dealer manager fees and the current portion of stockholder servicing fees of $25.5 million. Refer to Item 1A - Risk Factors in our annual report on Form 10-K for the year ended December 31, 2018, for risks related to our ability to raise capital in the near term.
Our Credit Facility with JPMorgan Chase Bank, N.A. as administrative agent, provides for borrowings up to $425.0 million, which is comprised of up to $212.5 million in unsecured revolving loans and $212.5 million in unsecured term loans. As of March 31, 2019, we had $212.5 million in unused capacity, subject to borrowing availability. As of March 31, 2019, we had cash and cash equivalents of $2.0 million and investments in marketable securities of $5.7 million.
Our investment guidelines provide that we will target the following aggregate allocation to relatively liquid investments, such as U.S. government securities, agency securities, corporate debt, publicly traded debt and equity real estate-related securities, cash, cash equivalents and other short-term investments and, in CIM Income NAV Management’s discretion, lines of credit (collectively, the “Liquid Assets”): (1) 10% of our NAV up to $1.0 billion and (2) 5% of our NAV in excess of $1.0 billion. To the extent that CIM Income NAV Management determines that we should maintain borrowing capacity under lines of credit, the amount available under the lines of credit will be included in calculating the Liquid Assets under these guidelines. These are guidelines, and our stockholders should not expect that we will, at all times, hold liquid assets at or above the target levels or that all liquid assets will be available to satisfy redemption requests as we receive them. We anticipate that both our overall allocation to liquid assets as a percentage of our NAV and our allocation to different types of liquid assets will vary. In making these determinations, our advisor will consider our receipt of proceeds from sales of additional shares, our cash flow from operations, available borrowing capacity under lines of credit, if any, or from additional mortgages on our real estate, our receipt of proceeds from sales of assets, and the anticipated use of cash to fund redemptions, as well as the availability and pricing of different investments. The amount of the Liquid Assets is determined by our advisor, in its sole discretion, but is subject to review by our independent directors on a quarterly basis.
Short-term Liquidity and Capital Resources
On a short-term basis, our principal demands for funds will be for acquisitions, operating expenses, distributions and redemptions to stockholders and interest on our outstanding debt. We expect to meet our short-term liquidity requirements through available cash, cash provided by property operations, proceeds from the Offering and borrowings from the line of credit or other sources. We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds are for property and other asset acquisitions and the payment of tenant improvements, operating expenses, including debt service payments on any outstanding indebtedness, and distributions and redemptions to our stockholders. We expect to meet our long-term liquidity requirements through proceeds from the Offering, secured or unsecured financings from banks and other lenders, any available capacity on the Credit Facility by the addition of properties to the borrowing base, proceeds from the sale of marketable securities and net cash flows provided by operations.
We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we have used, and may continue to use, other sources to fund distributions, as necessary, including proceeds from the Offering, borrowings on the Credit Facility and/or future borrowings on our unencumbered assets. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offering or debt financings will be used to fund acquisitions, certain capital expenditures, repayments of outstanding debt or distributions to our stockholders.
Contractual Obligations
As of March 31, 2019, we had debt outstanding with a carrying value of $351.0 million and a weighted average interest rate of 3.91%. See Note 8 — Credit Facility and Notes Payable to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for a description of certain terms of the debt. Our contractual obligations as of March 31, 2019 were as follows (in thousands):

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments – credit facility (2)	$212,500	$—	$—	$212,500	$—
Interest payments – credit facility (3)	28,568	8,309	16,640	3,619	—
Principal payments – fixed debt rate	138,459	—	46,186	75,323	16,950
Interest payments – fixed debt rate (4)	18,255	5,483	9,930	2,249	593
Total	$397,782	$13,792	$72,756	$293,691	$17,543
______________________

(1)	The table does not include amounts due to our advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)
The table does not include the impact of any extension. We may elect to extend the maturity of the Revolving Loans to no later than September 6, 2022, subject to satisfying certain conditions contained in the Second Amended Credit Agreement or refinance the debt or enter into the new financing arrangement.

(3)
As of March 31, 2019, the Term Loans outstanding totaled $212.5 million, all of which are subject to interest rate swap agreements. The weighted average all-in interest rate for the Swapped Term Loans was 3.91%.

(4)
As of March 31, 2019, we had $78.2 million of variable rate mortgage notes effectively fixed through the use of interest rate swap agreements. We used the effective interest rates fixed under our interest rate swap agreements to calculate the debt payment obligations in future periods.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 75% of our gross assets, valued at the aggregate cost (before depreciation and other non-cash reserves), unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report. In addition to this limitation in our charter, our board of directors has adopted a policy to further limit our borrowings to 60% of the greater of cost (before depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of our board of directors (including a majority of the independent directors) and disclosed to our stockholders in the next quarterly report along with a justification for such excess borrowing. As of March 31, 2019, our ratio of debt to total gross assets net of gross intangible lease liabilities was 38.2%, and our ratio of debt to the fair market value of our gross assets was 37.5%. Fair market value is based on the estimated market value of our real estate assets as of March 31, 2019 used to determine our estimated per share NAV.
Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to stockholders. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as financing and issuance costs and related accumulated amortization, less all cash and cash equivalents. As of March 31, 2019, our net debt leverage ratio, which is the ratio of net debt to total gross real estate assets net of gross intangible lease liabilities, was 38.0%.

The following table provides a reconciliation of the credit facility and notes payable, net balance, as reported on our condensed consolidated balance sheet, to net debt as of March 31, 2019 (dollar amounts in thousands):

Balance as of March 31, 2019
Credit facility and notes payable, net	$348,428
Deferred costs, net (1)	2,531
Less: Cash and cash equivalents	(1,950)
Net debt	$349,009
Gross real estate assets, net (2)	$918,354
Net debt leverage ratio	38.0%
______________________

(1)	Deferred costs relate to mortgage notes payable and the term portion of the Credit Facility.

(2)	Net of gross intangible lease liabilities.
Cash Flow Analysis
Operating Activities. Net cash provided by operating activities increased by $109,000 for the three months ended March 31, 2019, as compared to the same period in 2018, primarily due to the acquisition of 14 additional rental income-producing properties subsequent to March 31, 2018. See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash used in investing activities decreased by $90.3 million for the three months ended March 31, 2019, as compared to the same period in 2018, primarily due to the decrease in real estate investments of $97.5 million, offset by a decrease in net proceeds from disposition of real estate assets of $8.1 million during the three months ended March 31, 2019.
Financing Activities. Net cash provided by financing activities decreased by $93.6 million for the three months ended March 31, 2019, as compared to the same period in 2018, primarily due to a decrease in net proceeds from borrowing facilities of $84.5 million and an increase in redemptions of common stock of $10.4 million.
Election as a REIT
We have elected to be taxed, and currently qualify, as a REIT under the Internal Revenue Code, as amended. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding certain non-cash items and net capital gains).
If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying condensed consolidated financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which, if applicable, have been provided for in our accompanying condensed consolidated financial statements.
Critical Accounting Policies and Estimates
Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements, which should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 — Summary of Significant Accounting Policies to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2018. We consider our critical accounting policies to be the following:

•	Recoverability of Real Estate Assets; and

•	Allocation of Purchase Price of Real Estate Assets.
A complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2018. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with our audited consolidated financial statements as of and for the period ended December 31, 2018 and related notes thereto.
We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate assets may not be recoverable. Impairment indicators that we consider include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors; a significant decrease in a property’s revenues due to lease terminations; vacancies; co-tenancy clauses; reduced lease rates; changes in anticipated holding periods; or other circumstances. We are in the process of determining if anticipated holding periods for certain properties may materially differ from the initial intended holding periods for such properties, which could result in an impairment charge in the future.
Related-Party Transactions and Agreements
We have entered into agreements with CIM Income NAV Management and its affiliates, whereby we agree to pay certain fees, or reimburse certain expenses of, CIM Income NAV Management or its affiliates, primarily advisory and performance fees and expenses, organization and offering costs, sales commissions, dealer manager fees and expenses, ongoing stockholder servicing fees, and reimbursement of certain acquisition and operating costs. See Note 11 — Related-Party Transactions and Agreements to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for a further explanation of the various related-party transactions, agreements and fees.
Conflicts of Interest
Richard S. Ressler, the chairman of our Board, chief executive officer and president, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, is the chairman of the board, chief executive officer and president of CCPT IV and CCIT III, a director of CCIT II and CCPT V, and vice president of our advisor, CIM Income NAV Management. One of our directors, Avraham Shemesh, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, serves as a director of CCIT III and CCPT IV, is the chairman of the board, chief executive officer and president of CCIT II and CCPT V, and is president and treasurer of CIM Income NAV Management. One of our independent directors, W. Brian Kretzmer, also serves as an independent director of CCPT IV and CCIT III. Our chief financial officer and treasurer, Nathan D. DeBacker, who is also an officer of other real estate programs sponsored by CCO Group, is vice president of CIM Income NAV Management and is an officer of certain of its affiliates. In addition, affiliates of CIM Income NAV Management act as an advisor to CCPT IV, CCPT V, CCIT II and CCIT III, all of which are public, non-listed REITs sponsored or operated by CCO Group. As such, there are conflicts of interest where CIM Income NAV Management or its affiliates, while serving in the capacity as sponsor, general partner, officer, director, key personnel and/or advisor for CIM or another real estate program sponsored or operated by CIM or CCO Group, including other real estate offerings in registration, may be in conflict with us in connection with providing services to other real estate related programs related to property acquisitions, property dispositions, and property management among others. The compensation arrangements between affiliates of CIM Income NAV Management and these other real estate programs sponsored or operated by CCO Group could influence the advice provided to us. See Part I, Item 1. Business — Conflicts of Interest in our Annual Report on Form 10-K for the year ended December 31, 2018.
Off-Balance Sheet Arrangements
As of March 31, 2019 and December 31, 2018, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk
Market Risk
The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our market risk arises primarily from interest rate risk relating to variable-rate borrowings. To meet our short and long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to manage our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not intend to hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.
Interest Rate Risk
As of March 31, 2019, we had no variable rate debt outstanding.
As of March 31, 2019, we had nine interest rate swap agreements outstanding, which mature on various dates from September 2019 to September 2022 with an aggregate notional amount of $290.7 million and an aggregate net fair value liability of $1.5 million. The fair value of these interest rate swap agreements is dependent upon existing market interest rates and swap spreads. As of March 31, 2019, an increase of 50 basis points in interest rates would result in a derivative asset of $2.1 million, representing a $3.6 million net change to the fair value of the net derivative liability. A decrease of 50 basis points would result in a derivative liability of $5.1 million, representing a $3.6 million decrease to the fair value of the net derivative liability.
As the information presented above includes only those exposures that existed as of March 31, 2019, it does not consider exposures or positions arising after that date. The information presented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.
These amounts were determined by considering the impact of hypothetical interest rate changes on our borrowing costs and assume no other changes in our capital structure.
Credit Risk
Concentrations of credit risk arise when a number of tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to us, to be similarly affected by changes in economic conditions. We are subject to tenant, geographic and industry concentrations. Any downturn of the economic conditions in one or more of these tenants, states or industries could result in a material reduction of our cash flows or material losses to us.
The factors considered in determining the credit risk of our tenants include, but are not limited to: payment history; credit status and change in status (credit ratings for public companies are used as a primary metric); change in tenant space needs (i.e., expansion/downsize); tenant financial performance; economic conditions in a specific geographic region; and industry specific credit considerations. We believe that the credit risk of our portfolio is reduced by the high quality of our existing tenant base, reviews of prospective tenants’ risk profiles prior to lease execution and consistent monitoring of our portfolio to identify potential problem tenants and mitigation options.

Item 4.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that no controls and procedures, no matter how well designed and operated, can provide absolute assurance of achieving the desired control objectives.
As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, an evaluation as of March 31, 2019 was conducted under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the

Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of March 31, 2019, were effective at a reasonable assurance level.
Changes in Internal Control Over Financial Reporting
No change occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the three months ended March 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings
In the ordinary course of business we may become subject to litigation or claims. We are not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which our properties are the subject.

Item 1A.	Risk Factors
Except as set forth below, there have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2018.
We have paid, and may continue to pay, some or all of our distributions, and fund some or all redemptions, from sources other than cash flow from operations, including borrowings, proceeds from asset sales or the sale of securities, which may reduce the amount of capital we ultimately deploy in our real estate operations and may negatively impact the value of our common stock.
To the extent that cash flow from operations is insufficient to pay distributions or to fund redemptions, we may pay all or some of our distributions and fund all or some of our redemptions from borrowings by the REIT, proceeds from asset sales of the sale of our securities. We have no limits on the amounts we may use to pay distributions from sources other than cash flow from operations. The payment of distributions and redemptions from sources other than cash flow from operations may reduce the amount of proceeds available for acquisitions, negatively impact the value of our common stock and reduce the overall return. We expect that, from time to time, we may declare distributions and/or fund redemptions that exceed our cash flows from operations and in anticipation of future cash flows.
The following table presents distributions and sources of distributions for the periods indicated below (dollar amounts in thousands):

	Three Months Ended March 31, 2019			Year Ended December 31, 2018
	Amount		Percent	Amount	Percent
Distributions paid in cash	$4,087		51%	$14,399	51%
Distributions reinvested	3,892		49%	13,774	49%
Total distributions	$7,979		100%	$28,173	100%

Source of distributions:
Net cash provided by operating activities (1)	$7,979	(2)	100%	$28,173	100%
Total sources	$7,979		100%	$28,173	100%
______________________

(1)	Net cash provided by operating activities for the three months ended March 31, 2019 and the year ended December 31, 2018 was $7.5 million and $32.8 million, respectively.

(2)	Our distributions for the three months ended March 31, 2019 were fully covered by cash flows from operating activities, including cash flows from prior periods.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
On December 6, 2011, the Initial Registration Statement for our public offering of up to $4.0 billion in shares of common stock was declared effective under the Securities Act. On August 26, 2013, the Multi-Class Registration Statement was declared effective under the Securities Act; we designated the existing shares of our common stock that were sold prior to such date to be W Shares and registered two new classes of our common stock, A Shares and I Shares. On February 10, 2017, the Continuing Offering Registration Statement was declared effective under the Securities Act; we are offering up to $4.0 billion in shares of common stock of the three classes, covering up to $3.5 billion in shares in the Primary Offering and up to $500.0 million in shares pursuant to the DRIP. As a result of the Share Modifications, commencing November 27, 2018, we began offering and selling D Shares, T Shares, S Shares and I Shares in our continuous public offering, rather than W Shares, A Shares and I Shares. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount. Additionally, as of March 31, 2019, we were authorized to issue 10.0 million shares of preferred stock, but had none issued or outstanding.
As of March 31, 2019, we had issued approximately 42.7 million shares in the Offering, including shares issued pursuant to our DRIP, for gross proceeds of $770.5 million, out of which we recorded $19.8 million in upfront selling commissions, dealer manager fees and the current portion of stockholder servicing fees and $5.7 million in organization and offering costs. With the net offering proceeds of $745.0 million and the borrowings from our credit facility, we have acquired $986.7 million in real estate assets, inclusive of capitalized acquisition costs, and incurred $11.2 million of acquisition-related expenses.
As of May 6, 2019, we have sold the following common shares and raised the following proceeds in connection with the Offering (dollar amounts in thousands):

	D Shares	T Shares	I Shares	Total
Primary Offering
Shares	24,765,952	14,843,641	1,489,341	41,098,934
Proceeds	$439,311	$275,728	$26,948	$741,987
Distribution Reinvestment Plan
Shares	1,514,806	768,448	101,567	2,384,821
Proceeds	$27,326	$13,764	$1,847	$42,937
We have adopted a share redemption plan to provide limited liquidity whereby, on a daily basis, stockholders may request that we redeem all or any portion of their shares. The redemption price per share for each class on any business day is equal to our NAV per share for such class for that day, calculated by the independent fund accountant after the close of business on the redemption request day, without giving effect to any share purchases or redemptions to be effected on such day. Subject to limited exceptions, stockholders who redeem their shares of our common stock within the first 365 days from the date of purchase are subject to a short-term trading fee of 5% of the aggregate NAV per share of the shares of common stock received. In each calendar quarter, net redemptions are limited under our share redemption plan to 5% of our total NAV as of the end of the immediately preceding quarter, plus any unused percentage carried over to the next quarter, but the maximum carryover percentage may never exceed 15% in the aggregate, and net redemptions in any quarter may never exceed 10% of the prior quarter’s NAV. As of March 31, 2019, we received total redemption requests for, and redeemed approximately 6.9 million D Shares, 1.5 million T Shares and 471,000 I Shares of our common stock for $124.2 million, $26.4 million and $8.7 million, respectively.
During the three months ended March 31, 2019, we redeemed shares as follows:

Period	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2019 — January 31, 2019
D Shares	223,116	$17.98	223,116	(1)
T Shares	49,115	$17.77	49,115	(1)
I Shares	29,568	$18.24	29,568	(1)
February 1, 2019 — February 28, 2019
D Shares	324,634	$17.92	324,634	(1)
T Shares	67,520	$17.63	67,520	(1)
I Shares	—	$—	—	(1)
March 1, 2019 — March 31, 2019
D Shares	322,828	$17.88	322,828	(1)
T Shares	133,251	$17.56	133,251	(1)
I Shares	27,548	$18.15	27,548	(1)
Total	1,177,580		1,177,580
____________________________________

(1)
A description of the maximum number of shares that may be purchased under our share redemption program and the amount of shares approved under our share redemption program is included in the narrative preceding this table. We announced the share redemption program in the Initial Registration Statement and the amendments thereto in the Multi-Class Registration Statement.

Unregistered Sales of Equity Securities
None.

Item 3.	Defaults Upon Senior Securities
None.

Item 4.	Mine Safety Disclosures
Not applicable.

Item 5.	Other Information
None.

Item 6.	Exhibits
The following exhibits are included, or incorporated by reference, in this Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description

3.1
Second Articles of Amendment and Restatement of CIM Income NAV, Inc. (f/k/a Cole Real Estate Income Strategy (Daily NAV), Inc.), dated as of August 26, 2013 (Incorporated by reference to the Company’s Form 8-K (File No. 333-169535), filed on August 26, 2013).

3.2
Articles of Amendment to the Articles of Amendment and Restatement of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 2, 2017. (Incorporated by reference to the Company’s Post-effective Amendment No. 3 to Exhibit 3.4 to the Company’s Form S-11 (File No. 333-213271), filed on August 2, 2017).

3.3
Second Articles of Amendment to the Second Articles of Amendment and Restatement of CIM Income NAV, Inc., dated November 27, 2018 (Incorporated by reference to Exhibit 3.3 of the Company’s Post-effective Amendment No. 9 to Form S-11 (File No. 333-213271), filed November 27, 2018).

3.4
Articles Supplementary to the Second Articles of Amendment and Restatement of CIM Income NAV, Inc., dated as of November 27, 2018 (Incorporated by reference to Exhibit 3.4 of the Company’s Post-effective Amendment No. 9 on Form S-11 (File No. 333-213271), filed November 27, 2018).

3.5
Bylaws of Cole Real Estate Income Strategy (Daily NAV), Inc. effective September 28, 2011 (Incorporated by reference to Exhibit 3.2 to the Company’s pre-effective amendment No. 4 to Form S-11 (File No. 333-169535), filed on November 3, 2011).

3.6	First Amendment of Bylaws effective June 14, 2012 (Incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 333-169535), filed on June 19, 2012).
3.7
Second Amendment of Bylaws effective November 27, 2018 (Incorporated by reference to Exhibit 3.7 of the Company’s Post-effective Amendment No. 9 to Form S-11 (File No. 333-213271), filed November 27, 2018).

4.1
Second Amended and Restated Distribution Reinvestment Plan, effective November 27, 2018 (Incorporated by reference to Appendix E to the Company’s Post-effective Amendment No. 9 to Form S-11(File No. 333-213271), filed November 27, 2018).

4.2
Amended and Restated Multiple Class Plan of CIM Income NAV, Inc., effective November 27, 2018 (Incorporated by reference to Exhibit 4.2 to the Company’s Post-effective Amendment No. 9 to Form S-11 (File No. 333-213271), filed November 27, 2018).

4.3
Form of Initial Subscription Agreement (Incorporated by reference to Appendix B to Supplement No. 6 to the Company’s Post-effective Amendment No. 10 to Form S-11 (File No. 333-213271), filed April 16, 2019).

4.4	Form of Additional Subscription Agreement (Incorporated by reference to Appendix C to the Company’s Post-effective Amendment No. 10 to Form S-11 (File No. 333-213271), filed April 16, 2019).

31.1*	Certifications of the Principal Executive Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certifications of the Principal Financial Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**
Certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**
In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CIM Income NAV, Inc. (Registrant)

By:	/s/ Nathan D. DeBacker
Name:	Nathan D. DeBacker
Title:	Chief Financial Officer and Treasurer (Principal Financial Officer)
Date: May 10, 2019

INAV-SUP-8J